UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Forian Inc.
(Name of Subject Company)

Forian Inc.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

282559103
(CUSIP Number of Class of Securities)

Max Wygod
Chief Executive Officer
Forian Inc.
41 University Drive, Suite 400
Newtown, PA 18940
(267) 225-6263
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Darrick M. Mix
Justin A. Santarosa
Duane Morris LLP
30 South 17th Street
Philadelphia, PA 19103
(215) 979-1227

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Forian Inc., a Maryland corporation (“Forian”). The address of the principal executive offices of Forian is 41 University Drive, Suite 400, Newtown, PA 18940, and its telephone number is (267) 225-6263. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Forian” refer to Forian Inc.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of the Company $0.001 par value per share (collectively, the “Shares”). As of April 13, 2026, there were (i) 31,240,882 Shares issued and outstanding, (ii) 2,269,290 Shares subject to issuance pursuant to outstanding options to acquire Shares (the “Options”), and (iii) 1,535,000 Shares issuable upon settlement of restricted stock unit awards (“RSUs”).

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth above under “Item 1. Subject Company Information-Name and Address.”

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 16, 2026 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) 2025 Acquisition Company, LLC, a Delaware limited liability company (“Parent”), and (ii) Bravo Merger Sub, Inc., a Maryland corporation and wholly owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the tender offer to purchase all of the outstanding Shares at a per Share offer price of $2.17 in cash (the “Offer Price”), without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 16, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 2, 2026 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. A more complete description of the Merger Agreement can be found in Section 13 (The Transaction Documents-The Merger Agreement) of the Offer to Purchase and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.

The Merger Agreement provides, among other things, that following the consummation of the Offer and upon the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the Maryland General Corporation Law (the “MGCL”), Purchaser will merge with and into the Company (the “Merger”), the separate existence of Purchaser will cease and the Company will continue as the surviving corporation in the Merger and a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 3-106.1(c) of the MGCL and effected without a vote of the Company’s stockholders. In the Merger, each Share outstanding at the effective time of the Merger (being such date and at such time as the articles of merger in respect of the Merger has been accepted for record by the Department of Assessments and Taxation for the State of Maryland or at such other time and date as may be mutually agreed upon between Parent and the Company in writing and specified in the articles of merger, the “Effective Time”) (other than (i) Shares held by any direct or indirect wholly-owned subsidiary of the Company, or by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (ii) any Shares irrevocably accepted for payment in the Offer, and (iii) Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and has properly exercised and perfected its demand for appraisal of such Shares in the time and manner provided in Section 3-202 of the MGCL and, as of the Effective Time, has neither effectively withdrawn nor lost such holder’s rights to such appraisal and payment under the MGCL (such shares, the “Dissenting Shares”)) will be converted into the right to receive the Offer Price, without any interest thereon and subject to any withholding of taxes required (the “Merger Consideration”). Upon the Effective Time, the Company will cease to be a publicly traded company and will become wholly owned by Parent. The Merger Agreement and the ancillary agreements thereto are collectively referred to as the “Transaction Documents.” “Transactions” shall mean the Offer, the Merger and the other transactions contemplated by the Transaction Documents.

As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each vested Option that has an exercise price per Share that is less than the Offer Price and that is outstanding as of immediately prior to the Effective Time (any such Option, an “In the Money Option”) will be cancelled and converted into the right to receive an amount in cash (without interest and subject to deduction for any required withholding taxes), equal to the product of: (i) the total number of Shares subject to such In the Money Option, multiplied by (ii) the excess, if any, of (A) the Offer Price over (B) the exercise price payable per Share under such Option (such amount, the “In the Money Option Consideration”).

As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each Option that is either (i) unvested or (ii) that has a per share exercise price per Share that is equal to or more than the Offer Price (any such Option, an “Out of the Money Option”) that is then outstanding and unexercised as of immediately prior to the Effective Time  will be cancelled at the Effective Time without any consideration payable therefor.

The Merger Agreement also provides that, each vested RSU that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares vested under such RSU immediately prior to the Effective Time multiplied by (ii) the Offer Price (the “RSU Consideration”). Each unvested RSU or portion thereof that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted into a right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such unvested RSU immediately prior to the Effective Time multiplied by (ii) the Offer Price (the “Unvested RSU Consideration”), which Unvested RSU Consideration shall be paid on the same vesting schedule as was applicable to the corresponding RSU immediately prior to the Effective Time and shall otherwise remain subject to the same terms and conditions (including any applicable employment-based vesting conditions) as were applicable to such RSU immediately prior to the Effective Time.

 Further, each vested award of restricted Shares (each, a “Company Restricted Stock Award”) that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares vested under such Company Restricted Stock Award immediately prior to the Effective Time multiplied by (ii) the Offer Price (the “Restricted Stock Consideration”). Each unvested Company Restricted Stock Award or portion thereof that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted into a right to receive an award of restricted shares, subject to time-based vesting, forfeiture or repurchase, on substantially similar terms, with respect to the Surviving Corporation.

The Merger Agreement also provides that Parent will cause the Surviving Corporation to pay the In the Money Option Consideration, RSU Consideration or Restricted Stock Consideration, as applicable, as soon as reasonably practicable after (but in no event later than five business days after) the Effective Time. The In the Money Option Consideration, RSU Consideration or Restricted Stock Consideration payable to current or former employees of the Company will be made through the payroll or equity award maintenance systems of the Surviving Corporation, less required withholding taxes and authorized deductions.

In addition, the Merger Agreement provides that any amounts deducted or withheld from the Offer Price, the Merger Consideration, or any other amounts payable in respect of Shares, Options, RSUs and Company Restricted Stock Awards pursuant to the Merger Agreement in respect of required withholding taxes will be treated for all purposes under the Merger Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

The initial expiration date of the Offer is one minute after 11:59 p.m., Eastern Time, on May 14, 2026, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement (such date and time or such subsequent date and time to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Date”).

The Merger Agreement also provides, among other things, that subject to the terms and conditions of the Merger Agreement, including the satisfaction or waiver of all of the conditions to the Offer set forth in the Merger Agreement, promptly after the Expiration Date, Purchaser will, and Parent will cause Purchaser to, irrevocably accept for payment all of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Acceptance Time”) and pay for such Shares as promptly as practicable (and in any event within two (2) business days) after the Acceptance Time. Pursuant to the Merger Agreement, the consummation of the Merger will take place as promptly as practicable following (but in any event not later than the first business day following) the satisfaction or waiver of the last to be satisfied or waived of the conditions to the Offer (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), without a vote of the Company’s stockholders, in accordance with Section 3-106.1(c) of the MGCL.

Concurrently with the execution and delivery of the Merger Agreement, and as an inducement to Parent’s and the Company’s willingness to enter into the Merger Agreement, the members of the Consortium, including current officers and directors, Max Wygod, Adam Dublin and Shahir Kassam-Adams, have entered into that certain Amendment to the Consortium Agreement, dated as of August 25, 2025 (as amended, the “Consortium Agreement”), pursuant to which, among other things, (i) Parent shall be the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all Shares held by the members of the Consortium, (ii) prior to the commencement of the Offer, each Consortium Member will contribute all Shares held by such Consortium Member to Parent, free and clear of all liens (except for liens arising under the Merger Agreement or as may be applicable under the Securities Act of 1933, as amended, or other applicable securities laws), and (iii) each Consortium Member agrees to take certain actions in furtherance of the transactions contemplated by the Merger Agreement. As of April 15, 2026, the members of the Consortium beneficially owned approximately 70.39% of the outstanding Shares.

Also, concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to the Company’s willingness to enter into the Merger Agreement, Parent has delivered to the Company the Equity Commitment Letter executed by the Sponsor (as defined in the Merger Agreement), dated as of April 2, 2026 (the “Equity Commitment Letter”), pursuant to which Sponsor has committed and agreed to up to $5.5 million in order to fund the payment of the Required Amount (as defined in the Merger Agreement).

A more complete description of the Consortium Agreement and the Equity Commitment Letter can be found in Section 13 (The Transaction Documents-The Consortium Agreement and Commitment Letter); the form of each has been filed as Exhibit (a)(5)(C) and Exhibit (a)(5)(E), respectively, to this Schedule 14D-9 and is incorporated herein by reference.

The foregoing summary of the Transactions and the Transaction Documents is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal and the terms of the Transaction Documents and the Support Agreement.

According to the Offer to Purchase, the principal executive office of each of Parent and Purchaser is c/o Christopher Glenn, Allen Overy Shearman Sterling US LLP, 599 Lexington Avenue, New York, NY 10022-6069, and the telephone number at such principal office is (212) 848-7628.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov, or on the investor relations section of the Company’s website at ww.forian.com/investors.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov, or on the investor relations section of the Company’s website at www.forian.com/investors.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) the Company’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. A special committee (the “Special Committee”) of the Company’s Board of Directors (the “Board”) and the Board were aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

(a) Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Outstanding Shares Held by Directors and Executive Officers

If executive officers and directors of the Company tender Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of April 13, 2026, the executive officers and directors of the Company beneficially owned, in the aggregate, 4,261,878 Shares (excluding Shares issuable upon exercise of outstanding Options), representing approximately 13.6% of the then outstanding Shares.

The following table sets forth (i) the number of Shares beneficially owned as of April 13, 2026, by each of the Company’s executive officers and directors (excluding Shares issuable upon the exercise of outstanding Options), and (ii) the aggregate Offer Price that would be payable for such Shares pursuant to the Offer. The members of the Consortium, including Max C. Wygod, Adam Dublin and Shahir Kassam Adams will not tender their Shares in the Offer.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Aggregate Offer Price for Shares Beneficially Owned
Executive Officers
Max C. Wygod, Chairman and Chief Executive Officer	1,278,927	-
Mike Vesey, Chief Financial Officer	139,610	$302,954
Adam Dublin, Chief Strategy Officer and Director	2,455,533	-
Caroline McGrail, General Counsel	-	-
Directors
Mark J. Adler, M.D.	37,583	$81,555
Ian G. Banwell	104,784	$227,381
Jennifer Hajj	10,000	$21,700
Shahir Kassam-Adams	202,934	-
Alyssa Varadhan	5,000	$10,850
Kristiina Vuori	28,757	$62,403

All of the Company’s current directors and executive officers as a group (10 persons)	4,263,128	$706,843

Treatment of Equity Awards in the Transactions

Treatment of Outstanding Options

As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time and without any action on the part of any Option holder, each vested In the Money Option will be canceled and in exchange therefor, each former holder of any such canceled vested In the Money Option will be entitled to receive from the Surviving Corporation or the Paying Agent, as applicable, at the Effective Time or as soon as practicable thereafter (but in no event later than ten business days thereafter), an amount in cash (without interest and subject to deduction for any required withholding taxes), equal to the applicable In the Money Option Consideration.

As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each Option that is an Out of the Money Option that is then outstanding and unexercised as of immediately prior to the Effective Time will be cancelled at the Effective Time without any consideration payable therefor.

The table below sets forth, as of April 13, 2026, for each of the Company’s executive officers and directors: (i) (A) the aggregate number of Shares subject to the Options (other than Out of the Money Options) held by the applicable executive officer or director; and (B) the value of the Offer Price payable in respect of such Options on a pre-tax basis at the Effective Time, calculated by multiplying (1) the total number of Shares underlying each such Option immediately prior to the Effective Time, by (2) the excess, if any, of (x) the Offer Price over (y) the exercise price payable per share under each such Option; and (ii) the aggregate number of Shares subject to any Out of the Money Options held by the applicable executive officer or director. No amount will be payable at the Effective Time or ever with respect to the Out of the Money Options. The Out of the Money Options will be cancelled for no consideration. Executive officers and directors that are members of the Consortium will not receive consideration with respect to In the Money Options held by such members of the Consortium.

	Company Options (excluding Out of the Money Options)		Out of the Money Options
Name	Number of Shares Underlying Company Options (#)	Offer Price Payable in Respect of Company Options ($)	Number of Shares Underlying Out of the Money Options (#)
Executive Officers
Max C. Wygod, Chairman and Chief Executive Officer	-	0	-
Mike Vesey, Chief Financial Officer	-	0	910,000
Adam Dublin, Chief Strategy Officer and Director	-	0	-
Caroline McGrail, General Counsel	-	0	-
Directors
Mark J. Adler, M.D.	3,750	412.50	71,250
Ian G. Banwell	3,750	412.50	71,250
Jennifer Hajj	3,750	412.50	71,250
Shahir Kassam-Adams	3,750	412.50	71,250
Alyssa Varadhan	3,750	412.50	71,250
Kristiina Vuori	3,750	412.50	71,250

All of the Company’s current directors and executive officers as a group (10 persons)	22,500	2,475	1,337,500

Treatment of RSUs

The table below sets forth, as of April 13, 2026, for each of the Company’s executive officers and directors: (i) the aggregate number of Shares subject to unvested RSUs (collectively, “Unvested RSUs”), (ii) the Unvested RSU Consideration payable for such Unvested RSUs. The Merger Agreement provides that, the Unvested RSU Consideration shall be paid on the same vesting schedule as was applicable to the corresponding RSU immediately prior to the Effective Time and shall otherwise remain subject to the same terms and conditions (including any applicable employment-based vesting conditions) as were applicable to such Unvested RSU immediately prior to the Effective Time.

Name	Number of Shares Underlying Unvested RSUs (#)		Unvested RSU Consideration ($)(1)
Executive Officers
Max C. Wygod, Chairman and Chief Executive Officer	250,000	(2)	542,500
Mike Vesey, Chief Financial Officer	450,000	(3)	976,500
Adam Dublin, Chief Strategy Officer and Director	250,000	(4)	542,500
Caroline McGrail, General Counsel	150,000	(5)	325,000
Directors
Mark J. Adler, M.D.	-		-
Ian G. Banwell	-		-
Jennifer Hajj	-		-
Shahir Kassam-Adams	-		-
Alyssa Varadhan	-		-
Kristiina Vuori	-		-

All of the Company’s current directors and executive officers as a group (10 persons)	1,100,000		2,386,500

(1)	Dollar values are to be paid out in accordance with the vesting schedule applicable to each original RSU award.

(2)	(i) 50,000 RSUs vest on February 13, 2027 and (ii) 200,000 RSUs vest in four equal annual installments beginning on July 15, 2026.

(3)
(i) 12,500 RSUs vest on February 13, 2027, (ii) 87,500 RSUs vest in two equal annual installments on January 12, 2027 and 2028, (iii) 150,000 RSUs vest in three equal annual installments on November 8, 2026, 2027 and 2028, and (iv) 200,000 RSUs vest in four equal annual installments beginning on July 15, 2026.

(4)	(i) 50,000 RSUs vest on February 13, 2027 and (ii) 200,000 RSUs vest in four equal annual installments beginning on July 15, 2026.

(5)	Vests in four equal annual installments beginning on September 8, 2026.

Each vested RSU that is outstanding as of immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares vested and issuable in settlement of such RSU immediately prior to the Effective Time multiplied by (ii) the Offer Price (the “RSU Consideration”). As of the date of this Schedule 14D-9, all vested RSUs have been settled in shares of the Company’s common stock and such shares are included in the beneficial ownership table under “-Outstanding Shares Held by Directors and Executive Officers.”

Employment Arrangements

We have entered into at-will employment agreements or offer letters with each of our current executive officers. The employment of each of our current executive officers may be terminated by us at any time. The employment agreements and offer letters with current executive officers set forth the applicable executive officer’s salary, annual bonus compensation opportunities and benefit plan participation.

Mr. Wygod’s offer letter provides that if Mr. Wygod is terminated, he is entitled to receive (i) the then current base salary earned through the date of termination; (ii) any unpaid expense reimbursement owed; and (iii) any amount earned, accrued and arising from participation in, or benefits accrued under, any employee benefit plan or program, which amounts shall be payable in accordance with the terms and conditions of such employee benefit plans and programs.

Mr. Dublin’s offer letter provides that if Mr. Dublin is terminated he is entitled to receive (i) the then current base salary earned through the date of termination; (ii) any unpaid expense reimbursement owed; and (iii) any amount earned, accrued and arising from participation in, or benefits accrued under, any employee benefit plan or program, which amounts shall be payable in accordance with the terms and conditions of such employee benefit plans and programs.

Mr. Vesey’s employment agreement provides that he is entitled to receive a severance payment equal to twelve months of base salary and any cash bonus earned but unpaid upon termination by Mr. Vesey for Good Reason (as defined in his employment agreement) or by the Company without Cause (as defined in his employment agreement), with restrictive covenants applicable for a corresponding period after termination.

Ms. McGrail’s employment agreement provides that she is entitled to receive (i) a severance payment equal to six (6) months of base salary (twelve (12) months if such termination occurs following the one year anniversary of the Start Date); and (ii) the Annual Bonus (as defined in her employment agreement) for the calendar year immediately preceding the year of termination to the extent earned but unpaid as of the effective date of such termination.

The foregoing summary and description of the material terms of the executive offer letters and employment agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such offer letters and employment agreements, which are filed as Exhibits (e)(7), (e)(8), (e)(9) and (e)(10) hereto and are incorporated herein by reference.

Potential for Future Arrangements

As of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any employment, equity contribution or other agreement, arrangement or understanding with Parent or its affiliates regarding continued service with Parent or its affiliates after the Effective Time. It is possible that Parent or its affiliates may enter into service, employment or other arrangements with the Company’s directors or executive officers in the future. As part of the planning process taking place following the execution of the Merger Agreement for the post-closing integration of the Company and Parent, Parent has informed the Company that it is considering the retention of certain executive officers of the Company and, in connection therewith, may commence discussions with such officers following the closing of the Merger regarding new retention arrangements. Parent may also make proposals regarding retention arrangements for certain other non-executive officer employees of the Company prior to the closing of the Merger.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (i) the Effective Time occurs on May 15, 2026; (ii) the employment of each named executive officer will be terminated immediately following the Effective Time without Cause or upon a resignation for Good Reason (each, as defined in the applicable offer letter or employment agreement), entitling the named executive officer to receive severance payments and benefits under his or her offer letter or employment agreement; (iii) the named executive officer’s base salary rate and target bonus remain unchanged from that in effect as of May 15, 2026; (iv) a change in control price per Share equal to the Offer Price (or $2.17); and (v) no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the subsections of “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” The amounts shown in the table do not include the payments or benefits that our named executive officer already would have been entitled to receive or would have been vested in as of on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Named Executive Officer	Cash (1)	Equity (2)	Benefits (3)	Total
Max C. Wygod	$-	$542,500	$-	$542,500
Michael Vesey	$373,044	$976,500	$16,022	$1,365,566
Caroline McGrail	$330,000	$325,500	$23,492	$678,992

(1)
Amounts represent the aggregate dollar value of cash severance payments that each named executive officer would be entitled to receive upon a termination of employment by the Company without Cause or due to a resignation for Good Reason (each as defined in the applicable offer letter or employment agreements) as described in the subsection entitled “- Employment Arrangements.”

(2)
Amounts represent the value of unvested equity awards held by each named executive officer that will be accelerated, canceled and converted to cash amounts as described in the section entitled “- Treatment of Equity Awards in the Transactions.”

(3)
Amounts represent the estimated value of insurance premiums for continuation coverage under the Company’s insurance and group health plans if the named executive officer incurs a qualifying termination and elects such coverage for the maximum amount of time permitted.

Indemnification of Directors and Officers; Insurance

The Merger Agreement provides that from the Effective Time until the sixth anniversary thereof, the Surviving Corporation will, to the fullest extent permitted by applicable law, indemnify and hold harmless each present and former officer or director of the Company and its subsidiaries (the “Indemnified Persons”) in his or her capacity as an officer or director of the Company or its subsidiary against all losses, claims, damages, liabilities, fees, expenses, judgments or fines  incurred by such Indemnified Person in connection with any pending or threatened legal proceeding, whether civil, criminal, administrative, investigative or appellate proceeding, based on or arising out of, in whole or in part, the fact that the Indemnified Person is or was an officer or director of the Company or any of its subsidiaries at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time (including the Merger Agreement and the Transactions), whether asserted or claimed prior to, at or after the Effective Time.

Additionally, all rights to indemnification, advancement of expenses and exculpation by the Company existing in favor of the Indemnified Persons for their acts and omissions occurring prior to the Effective Time, as provided in the charter and bylaws (or applicable governing documents) of the Company or its subsidiaries (as in effect as of the date of the Merger Agreement) and as provided in the indemnification agreements in the forms made available to Parent or Parent’s representatives prior to the date of the Merger Agreement, will survive the Merger and will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, except as required by applicable law, and will be observed by the Surviving Corporation and its subsidiaries to the fullest extent available under Maryland law for a period of six years from the Effective Time.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain, in effect the existing Delaware and Maryland policies of directors’ and officers’ liability insurance maintained by the Company or any of its subsidiaries as of the date of the Merger Agreement on terms with respect to coverage, deductibles and amounts no less favorable than the existing policies (or at or prior to the Effective Time, Parent or the Company may purchase six year “tail” policies for the existing Delaware and Maryland policies effective as of the Effective Time); provided that (i) the Surviving Corporation may substitute for the existing policies a policy or policies of comparable coverable which will include a “tail” or “runoff” insurance coverage, (ii) Parent or the Surviving Corporation will not be required to pay annual premiums for the existing policies (or for any substitute or “tail” policies) in excess of an amount equal to 300% of the most recently paid annual premium for the existing policies and (iii) if requested by Parent, the Company will issue a broker of record letter acceptable to Parent permitting Parent’s insurance broker to negotiate and place such “tail” or “runoff” insurance of comparable coverage, and Parent will have the right to negotiate such coverage and the Company will reasonably cooperate therewith.  If any future annual premiums for the existing policies (or any substitute policies) exceed the maximum premium, the Surviving Corporation will be entitled to reduce the amount of coverage of the existing policies (or any substitute or “tail” policies) to the amount of coverage that can be obtained for a premium equal to the maximum premium.

Section 16 Matters

The Merger Agreement provides that prior to or as of the Acceptance Time, the Company, and the Company Board, will, to the extent necessary, take appropriate action to approve, for purposes of Section 16(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), the disposition and cancellation or deemed disposition and cancellation of Shares and Company Restricted Stock Awards in the Transactions by applicable individuals  and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that prior to the Offer Acceptance Time, the compensation committee of the Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between, among others, Parent, Purchaser, the Company or any their respective Affiliates and any of the officers, directors or employees of the Company that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

(b) Arrangements with Purchaser, Parent, and their Affiliates.

Merger Agreement

On April 2, 2026, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement. The Company’s stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser in Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties set forth in the Merger Agreement are qualified by a disclosure letter provided by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. Such disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties were made as of a specified date and may also be subject to a contractual standard of materiality that is different from what may be viewed as material by investors or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser. The Company’s stockholders and investors are not third-party beneficiaries of the Merger Agreement. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in The Company’s or Parent’s public disclosure.

Item 4.	The Solicitation or Recommendation.

On April 2, 2026, the Special Committee held a meeting and the Special Committee unanimously (i) determined that the Merger, the Merger Agreement, and the transactions contemplated thereby (including the Offer) are advisable and fair to, and in the best interests of, the Company and its stockholders other than the members of the Consortium; (ii) recommended that the Board declare the Merger, the Merger Agreement and the transactions contemplated thereby (including the Offer), advisable and fair to, and in the best interests of, each of the Company and its stockholders; (iii) recommended that the Board approve the Merger, in substantially the form of the Merger Agreement as considered by the Special Committee, pursuant to Section 3-106.1 of the MGCL; and (iv) recommended that the Board recommend that the stockholders of the Company accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the Offer and subject to the terms of the Merger Agreement.

Also on April 2, 2026, following the Special Committee’s meeting, the Board held a special meeting and the Board unanimously: (i) determined and declared that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and it is in the best interests of, the Company and its stockholders, (ii) determined that the terms of the Merger will be effected under Section 3-106.1(c) and other relevant provisions of the MGCL, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of transactions contemplated thereby, including the Offer and the Merger , and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the Offer and subject to the terms of the Merger Agreement.

Accordingly, and for the reasons described in more detail below in this Item 4 under the heading “Reasons for the Recommendation of the Special Committee and the Board,” based on the recommendation of the Special Committee, the Board recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A press release, dated April 3, 2026, issued by the Company announcing the entry into the Merger Agreement and the Offer, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

(i) Background of Offer and Merger

The following background summarizes the key meetings and events that led to the signing of the Merger Agreement. This background does not purport to catalog every conversation of or among the Special Committee, the Board, their representatives or other parties.

The Board of Directors (which we refer to as the “Board”) and senior management of Forian Inc., a Maryland corporation (the “Company”) regularly review and evaluate the Company’s business and long-term strategy, competitive position, historical performance, future prospects and opportunities, with the goal of enhancing stockholder value. These reviews have included discussions as to the Company’s strategic alternatives, including continuing to execute on its strategy as a standalone company, pursuing acquisitions or pursuing a sale or business combination transaction.

Over the course of 2024, the Board engaged in a comprehensive evaluation of strategic alternatives that involved outreach to over 70 financial sponsors and strategic parties and, as part of that process and subsequent thereto, facilitated discussions with various counterparties, including Party A and Party B referenced below. Certain of such counterparties received preliminary confidential information regarding the Company and certain aspects of its financial and commercial profile from the Company. Such comprehensive evaluation of strategic alternatives ended in no indications of interest with respect to the Company.

On August 25, 2025, a consortium, led by Max Wygod, the Chief Executive Officer and Executive Chair of the Company (the “Consortium”), submitted a non-binding proposal to the Board to acquire all of the outstanding shares of Common Stock not currently owned by the Consortium, for $2.10 per share in cash (the “Take-Private Offer”).

Also on August 25, 2025, following receipt of the Take-Private Offer, the Board held a special meeting by videoconference with members of Company management and representatives of Duane Morris LLP, outside legal advisor to the Company (“Duane Morris”). At the meeting, the Board reviewed the Take-Private Offer and, in light of the potential or actual conflicts of interest, discussed and established a special committee of the Board (the “Special Committee”), originally consisting of Ian G. Banwell, as chair, and Alyssa F. Varadhan and Mark J. Adler, M.D. The Board empowered the Special Committee to evaluate the Take-Private Offer and to retain legal counsel and other advisors.

Later on August 25, 2025, the Company publicly announced the formation of the Special Committee to evaluate the Take-Private Offer and determine the appropriate course of action and process. That day, in connection with the Take-Private Offer, the Consortium filed a Schedule 13D with the SEC and Mr. Wygod amended his Schedule 13D.

On August 28, 2025, a member of Company management (excluding Mr. Wygod) and a representative of Duane Morris held a preliminary interview with Potter Anderson & Corroon LLP (“Potter Anderson”). During this meeting, the representatives of Potter Anderson confirmed that Potter Anderson did not have any material relationships that would impair its ability to serve as the Special Committee’s independent legal advisor. A similar interview was conducted with one other potential legal advisor.

On August 31, 2025, the Special Committee held a meeting by videoconference with certain members of Company management (excluding Mr. Wygod) and a representative of Duane Morris. The representative of Duane Morris and members of management discussed each of the legal advisor candidate interviews. Following the meeting, the Special Committee members further discussed the legal advisors’ qualifications and determined to engage Potter Anderson to serve as its independent legal advisor.

On September 4, 2025, the Special Committee (not including Dr. Adler, who was not in attendance) held a meeting by videoconference with representatives of Potter Anderson, as well as, for a portion of the meeting, members of Company management (excluding Mr. Wygod) and a representative of Duane Morris. During this meeting, the Special Committee confirmed its determination to engage Potter Anderson as its independent legal advisor in connection with the Special Committee’s consideration, review and evaluation of strategic alternatives available to the Company, including, but not limited to, the Take-Private Offer (each such strategic alternative, a “Potential Transaction”) because of Potter Anderson’s qualifications and experience advising special committees in connection with similar transactions and its independence. Following the departure of the members of Company management and the representative of Duane Morris from the meeting, representatives of Potter Anderson provided an overview of the fiduciary duties of directors under Delaware law and discussed the applicable standards for director disinterestedness and independence. In connection with this discussion, each of the members of the Special Committee in attendance at the meeting reviewed all material information relevant to determining whether such members were disinterested and independent and a discussion ensued. Following such discussion, the Special Committee, with advice of representatives of Potter Anderson, confirmed that the members of the Special Committee were disinterested and independent with respect to the Take-Private Offer and determined each of the interested parties thereto. At the meeting, the representatives of Potter Anderson also advised the Special Committee on Section 203 of the DGCL (“Section 203”) and the restrictions imposed by Section 203 on the Consortium, as an “interested stockholder,” and its applicability to the Take Private Offer. The Special Committee and representatives from Potter Anderson also discussed the Consortium’s ability to effect a transaction, if it failed to achieve certain approval thresholds under Section 203.

On September 5, 2025, representatives of Potter Anderson and representatives of Allen Overy Shearman Sterling US LLP (“A&O Shearman”), counsel to the Consortium, met by videoconference to discuss (i) whether the Consortium would support an alternative transaction, and (ii) how the Consortium viewed Section 203’s restrictions and its impact on the planned Take-Private Offer. The attorneys also discussed diligence, potential financing needs of the Consortium and a high-level overview of a proposed timetable.

On September 9, 2025, representatives of Potter Anderson and A&O Shearman met by videoconference to further discuss (i) whether the Consortium would support an alternative transaction, and (ii) the restrictions imposed by Section 203 on the Consortium and the application of Section 203 to the Take-Private Offer. The representatives of A&O Shearman (i) stated that the Consortium was willing to consider a third-party transaction depending on the price per share offered and (ii) discussed asking the Company to take steps to eliminate the restrictions imposed by Section 203 through the redomiciliation of the Company in Maryland (the “Redomiciliation”).

From September 11, 2025 through September 29, 2025, representatives of Potter Anderson and A&O Shearman engaged in multiple discussions regarding, and exchanged drafts of, a non-disclosure agreement (the “Consortium NDA”).

On September 12, 2025, the Special Committee held a meeting by videoconference with representatives of Potter Anderson. During this meeting, representatives of Potter Anderson reviewed with the Special Committee, among other things, proposed draft supplemental Board resolutions prepared by Potter Anderson (the “Supplemental Resolutions”), which were intended to clarify and supplement the powers and authority of the Special Committee in respect of its evaluation of the Take-Private Offer and to authorize the Special Committee to consider other Potential Transactions. The Special Committee and representatives from Potter Anderson also reviewed the applicable standards for disinterestedness and independence and reviewed all material information relevant to determining the disinterestedness and independence of Dr. Adler, including his prior professional and personal relationships with Mr. Wygod and his late father. Also at the meeting, representatives of Potter Anderson reported on their September 5 and September 9 discussions with A&O Shearman.

On September 18, 2025, Dr. Adler resigned from his position as a member of the Special Committee to avoid any perceived lack of independence. Beginning on September 18, 2025, all references to the “Special Committee” in this Schedule 14D-9 reference the Special Committee comprised of Mr. Banwell and Ms. Varadhan.

On September 23, 2025, representatives of Potter Anderson, A&O Shearman and Abrams & Bayliss LLP, Delaware counsel to the Consortium, met by videoconference to further discuss the use of the Redomiciliation to address the restrictions imposed by Section 203 on the Consortium’s ability to effect a cash-out merger, as well as other approaches. The representatives of A&O Shearman also stated that the Consortium would not be willing to subject the Take-Private Offer to a vote of 66 2/3% of the outstanding voting stock not owned by the members of the Consortium, which vote would be required to consummate a “business combination” with an “interested stockholder” (as such terms are defined in Section 203).

On September 25, 2025, the Special Committee held a meeting by videoconference with representatives of Potter Anderson. During this meeting, the Special Committee interviewed representatives from a total of three financial advisors, one of which was Houlihan Lokey Capital, Inc. (“Houlihan Lokey”). Following these presentations, the Special Committee unanimously determined to engage Houlihan Lokey subject to the Special Committee’s confirmation of the independence of Houlihan Lokey and the negotiation of a mutually acceptable engagement letter. This determination was based upon, among other things, Houlihan Lokey’s qualifications and experience, including with respect to advising special committees of boards of directors and its demonstrated understanding of the Company’s sector. The Special Committee also discussed the Supplemental Resolutions with Potter Anderson. The Special Committee and representatives of Potter Anderson additionally discussed the restrictions imposed by Section 203 on the Consortium’s ability to effect a cash-out merger, and representatives of Potter Anderson reported on conversations that Potter Anderson had, at the direction of the Special Committee, with A&O Shearman and Abrams and Bayliss. The Special Committee authorized Potter Anderson to engage in further discussions with A&O Shearman and Duane Morris regarding a conversion of the Company to a non-Delaware corporation and to proceed with next steps to engage Houlihan Lokey as the Special Committee’s independent financial advisor.

On September 26, 2025, representatives of Potter Anderson met with representatives of A&O Shearman by videoconference, during which meeting the representatives of A&O Shearman conveyed a formal proposal to convert the Company from a Delaware corporation to a Maryland corporation. The representatives of A&O Shearman provided their views on the benefits of converting the Company to a Maryland corporation, including the ability to effect a two-step merger under Maryland law and the availability of an opt-out from Maryland’s business combinations statute with respect to the Take-Private Offer. The representatives of A&O Shearman confirmed that the Consortium would not be willing to subject the Take-Private Offer to a vote of 66 2/3% of the outstanding voting stock not owned by the members of the Consortium.

Following such negotiations, on September 29, 2025, the Company and the Consortium’s special purpose vehicle, 2025 Acquisition Corporation (the “SPV”), entered into the Consortium NDA, which provided for, among other things, a twelve (12)-month standstill that prevented the Consortium from, among other things, acquiring, offering or seeking to acquire, agreeing to acquire or making a proposal to acquire Company securities, and from seeking to elect, place or remove a director on or from the Board (and, in each case, from making public announcements or entering into agreements with respect to the foregoing). Noting that the Consortium NDA would preclude the Consortium from proceeding with the Take-Private Offer without the approval of the Special Committee, prior to agreeing to execute the Consortium NDA, representatives from A&O Shearman confirmed with representatives of Potter Anderson that the Special Committee was inclined to support a redomiciliation transaction, subject to satisfactory completion by the Special Committee of its diligence of a redomiciliation transaction.

On September 30, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson and Houlihan Lokey. During this meeting, the representatives of Potter Anderson reported on their recent discussion with A&O Shearman and relayed the Consortium’s proposal regarding the Redomiciliation. The representatives of Potter Anderson provided their preliminary views on the benefits and considerations of a conversion of the Company to a non-Delaware corporation, including that a conversion could eliminate the restrictions imposed by Section 203 of the DGCL with respect to the Consortium’s ability to effect a cash-out merger and provide a path for the Special Committee to fully consider the Take-Private Offer. The Special Committee and representatives of Potter Anderson also discussed the restrictions imposed by Section 203 on the Company’s ability to use equity to compensate its directors and executive officers who are members of the Consortium for a period of three years. The representatives of Potter Anderson recommended that, in addition to Maryland, the Special Committee consider other jurisdictions into which the Company could convert, including Pennsylvania, where the Company is headquartered, and Texas. The Special Committee and representatives of Potter Anderson also discussed the benefits and considerations of negotiating certain asks of the Consortium in connection with a conversion of the Company to a non-Delaware corporation, namely (i) that the Consortium not request that the Special Committee be disbanded and support the Special Committee remaining in place through completion of the process in connection with a Potential Transaction, (ii) requesting the Consortium to support a Potential Transaction with a third party at a higher price that the Consortium was unwilling to match, and (iii) conditioning a conversion of the Company to a non-Delaware corporation on a majority-of-the-minority vote, on a votes cast basis (a “MoM vote”). Following discussion, the Special Committee directed representatives of Potter Anderson to work with Duane Morris to prepare an analysis to aid the Special Committee in its consideration of whether a conversion of the Company to a non-Delaware corporation is advisable and in the best interests of the Company and the stockholders other than the members of the Consortium (the “Unaffiliated Stockholders”) and to aid the Special Committee in understanding how a conversion to each of Maryland, Pennsylvania or Texas would affect the Company and its stockholders, including the Unaffiliated Stockholders. The representatives of Potter Anderson also informed the Special Committee that the Company had received an inbound indication of interest from a third-party strategic buyer, referred to as “Party A,” and recommended that, upon execution of Houlihan Lokey’s engagement letter, Houlihan Lokey conduct outreach to Party A.

On October 2 and 3, 2025, members of the Consortium filed amendments to their Schedule 13Ds, disclosing the SPV’s and the Company’s entry into the Consortium NDA.

On October 4, 2025, representatives of Potter Anderson met by videoconference with representatives of A&O Shearman to discuss, among other things, the Consortium’s diligence requests and their proposal to convert the Company to a Maryland corporation. During the meeting, A&O Shearman also reconveyed the Consortium’s preferred timeline with respect to the Redomiciliation and a Potential Transaction with the Company.

On October 7, 2025, the Board, in an action by unanimous consent, approved and adopted the Supplemental Resolutions.

Also on October 7, 2025, Houlihan Lokey was formally engaged, upon the execution of its engagement letter with the Special Committee. Prior to such engagement, Houlihan Lokey delivered a relationships disclosure memorandum to the Special Committee, dated as of September 30, 2025.

On October 8, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson and Houlihan Lokey. During the meeting, representatives of Houlihan Lokey discussed with the Special Committee certain process matters. A discussion also ensued with respect to the status of Company management’s financial projections for the Company (the “Projections”) and that Company management (including Mr. Wygod) had been in ongoing discussion, in the ordinary course, with a number of third parties, including Party A and another third-party, strategic buyer, referred to as “Party B.” The Special Committee and its advisors discussed the potential for interest by such parties, and other third parties, in making a qualified proposal to acquire the Company. The representatives of Potter Anderson also discussed certain materials being prepared, with the assistance of Duane Morris, regarding a potential conversion of the Company to a non-Delaware corporation and reported on their October 4, 2025, meeting with A&O Shearman. The Special Committee and its advisors discussed the feasibility of the Consortium’s preferred timeline with respect to the Redomiciliation and a Potential Transaction with the Company and directed representatives of Potter Anderson to request from A&O Shearman a proposed detailed timeline in connection with the same.

Following the meeting, at the direction of the Special Committee, a representative of Potter Anderson contacted a representative of A&O Shearman to request their proposed timeline be provided in writing, in response to which, that day, the representative of A&O Shearman provided the requested timeline. Also on October 8, 2025, in response to a diligence request to the Company from Houlihan Lokey on behalf of and at the direction of the Special Committee, Mr. Wygod provided representatives of Potter Anderson with a summary of all correspondence, following public announcement of the Take-Private Offer, with Company stockholders who were not members of the Consortium.

On October 10, 2025, representatives of each of Potter Anderson and Houlihan Lokey met by videoconference, with members of the Consortium (including Mr. Wygod) and representatives of A&O Shearman to discuss the Consortium’s diligence requests and the Consortium’s views on a Potential Transaction with a third party.

On October 22, 2025, the chair of the Special Committee met with members of Company management, including Mr. Wygod, and representatives of each of Potter Anderson and Houlihan Lokey. At such meeting, Company management discussed with the Special Committee the then-current draft of the Projections. At the end of the meeting, in his capacity as a stockholder, Mr. Wygod expressed his desired timeline with respect to a Potential Transaction.

On October 23, 2025, the chair of the Special Committee met with Mr. Wygod to further discuss the Redomiciliation.

On October 24, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson and Houlihan Lokey. During the meeting, the chair of the Special Committee reported on the meeting he had with Mr. Wygod. A discussion ensued regarding the then-current draft of the Projections. Representatives of Houlihan Lokey also reported on recent communications that representatives of Houlihan Lokey had with Party A and its financial advisor. Representatives of Houlihan Lokey noted that Party A had not yet provided Houlihan Lokey with a diligence request list and that it had not communicated specificity around potential financing sources. The Special Committee and representatives of Houlihan Lokey discussed Party A and concerns about the likely ability of Party A to consummate a Potential Transaction and the potential interest of other third parties in a Potential Transaction.

Also at the meeting, the representatives of Potter Anderson again reviewed with the Special Committee the restrictions set forth in Section 203 of the DGCL and the potential impediments such restrictions posed to the viability of the Take-Private Offer and the Company’s ability to use equity to compensate its directors and executive officers who are members of the Consortium. The representatives of Potter Anderson discussed with the Special Committee the benefits and considerations of the Redomiciliation as compared with the Company (i) remaining a Delaware corporation, (ii) converting to a Pennsylvania corporation or (iii) converting to a Texas corporation, including certain key differences between the rights available to stockholders of a Maryland corporation as compared with stockholders of a Delaware corporation. The representatives of Potter Anderson also advised the Special Committee on the benefits and considerations of negotiating the following with the Consortium in connection with the Redomiciliation: (i) that the Consortium will not request that the Special Committee be disbanded and will support the Special Committee remaining in place through completion of the process in connection with a Potential Transaction, with the same composition and mandate, (ii) that the Consortium support a Potential Transaction with a third party at a higher price than the Consortium is willing to match and that the Special Committee determines is superior, and (iii) conditioning the Redomiciliation on a MoM vote (the “Committee Conversion Proposal”). The Special Committee and representatives of Potter Anderson also discussed certain negotiation strategies in connection with the Committee Conversion Proposal. Following discussion with its advisors, the Special Committee directed representatives of Potter Anderson to convey the Committee Conversion Proposal to A&O Shearman as discussed.

Later on October 24, 2025, at the direction of the Special Committee, a representative of Potter Anderson met, in person, with a representative of A&O Shearman and conveyed the Committee Conversion Proposal.

On October 27, 2025, a representative of A&O Shearman and a representative of Potter Anderson had a telephone call, during which discussion A&O Shearman conveyed the Consortium’s counterproposal to the Committee Conversion Proposal, specifically, that the Consortium (i) agreed the Special Committee should remain in place following the Redomiciliation, (ii) would not be willing to support conditioning the Redomiciliation on a MoM vote, and (iii) would be willing to support a higher third-party cash-proposal if the price is sufficiently compelling, taking into account the Consortium’s expenses.

On October 28, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson and Houlihan Lokey. A discussion ensued regarding the then-current draft of the Projections. The Special Committee and its advisors also reviewed prior discussions between the Company and third parties, and the potential interest of third parties in a Potential Transaction, including, among others, Party A and Party B, and discussed certain process considerations.

On November 2, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson and Houlihan Lokey to discuss, among other things, a conversion of the Company to a non-Delaware corporation. During the meeting, representatives of Potter Anderson reviewed for the Special Committee Potter Anderson’s evaluation of a conversion of the Company to a non-Delaware corporation and summarized the principal considerations informing Potter Anderson’s analysis. The representatives of Potter Anderson explained that its evaluation, with input from Duane Morris regarding the corporate laws of each of Maryland, Pennsylvania, and Texas, focused on, among other things: (i) whether the material rights of the Company’s stockholders would remain the same or could be effectively replicated in Maryland, Pennsylvania or Texas; (ii) whether Maryland, Pennsylvania and Texas has the legal infrastructure to support the rights of the Company’s stockholders; and (iii) whether a conversion to Maryland, Pennsylvania or Texas would trigger the application of the state’s anti-takeover statutes. The representatives of Potter Anderson also reported to the Special Committee on the response from the Consortium regarding the Committee Conversion Proposal. The Special Committee and its advisors discussed possible responses to the Consortium’s counterproposal. At the meeting, representatives of Houlihan Lokey also updated the Special Committee on the status of outreach to Party A, including that such representatives had received, from Party A’s financial advisor, Party A’s diligence request list. The Special Committee and its advisors discussed the ability of Party A to consummate a Potential Transaction and the likelihood that Party A would submit an offer. Following the discussion, the Special Committee determined to move forward with the Redomiciliation and to further consider the Consortium response to the Committee Conversion Proposal and revisit its response to the Consortium at a later time. The representatives of Potter Anderson then discussed with the Special Committee the engagement of independent Maryland counsel to advise the Special Committee on Maryland corporate law, following the discussion of which the Special Committee directed representatives of Potter Anderson to schedule interviews with three Maryland firms and authorized the chair of the Special Committee to conduct the interviews. The Special Committee also authorized Potter Anderson to direct Duane Morris to prepare the documentation necessary to effect the Redomiciliation.

On November 4, 2025, the representatives of Potter Anderson and the chair of the Special Committee interviewed representatives of three Maryland firms, including Miles & Stockbridge PC (“Miles & Stockbridge”). During its interview, the representative of Miles & Stockbridge confirmed that Miles & Stockbridge did not have any material relationships that would impair its ability to serve as the Special Committee’s independent legal advisor.

Also on November 4, 2025, representatives of A&O Shearman sent representatives of Potter Anderson an initial draft of the merger agreement. This initial draft proposed, among other things, (i) a two-step merger structure (i.e., tender offer followed by merger), (ii) a closing net working capital mechanism, (iii) a blended treatment of Company incentive awards, with fully vested, in the money options to be cashed out and unvested or out of the money options to be cancelled for no consideration, and vested restricted stock units and restricted stock awards to be cashed out and unvested restricted stock units and restricted stock awards to be converted into similar equity in the surviving corporation, (iv) a customary non-solicit provision with a fiduciary out for a change in the recommendation of the Board (acting upon the recommendation of the Special Committee) in relation to a superior proposal or an intervening event, (v) a termination fee equal to 1% of the Company’s enterprise value and an uncapped expense reimbursement for the Consortium, and (vi) certain conditions to closing, including a minimum closing net cash condition, closing net working capital condition, financing condition, an appraisal out condition and conditions relating to certain effects on the Company and its business.

On the morning of November 5, 2025, Party A informed Mr. Wygod that it was no longer interested in a Potential Transaction due to an inability to raise financing. Following that discussion, also that morning, Mr. Wygod sent an e-mail to representatives of each of Potter Anderson and Houlihan Lokey conveying the same.

Also on November 5, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson and Houlihan Lokey. At the meeting, among other things, representatives of each of Potter Anderson and Houlihan Lokey reported on, and discussed with the Special Committee, the e-mail received from Mr. Wygod regarding Party A. Following the discussion, the Special Committee directed representatives of Houlihan Lokey to contact Party A’s financial advisor to confirm Party A’s position. Also at the meeting, following discussion with the representatives of Potter Anderson, the Special Committee determined to engage Miles & Stockbridge as its independent Maryland legal counsel because of Miles & Stockbridge’s experience advising board of directors of public companies on matters of Maryland law and in connection with similar transactions and its independence. Miles & Stockbridge was formally engaged on November 6, 2025. The Special Committee and its advisors also discussed the status of the documentation being prepared in connection with the Redomiciliation. Representatives of Potter Anderson discussed with the Special Committee possible responses to the Consortium. Following this discussion, the Special Committee determined that if a request were made by the Consortium for expense reimbursement in connection with the Consortium’s agreement to support a higher offer, if such offer were made at a sufficiently compelling price, such request would be rejected. The Special Committee directed representatives of Potter Anderson to convey the foregoing to A&O Shearman.

On November 6, 2025, a representative of Potter Anderson conveyed the Special Committee’s position that it would reject the Consortium’s request, if made, to potentially have its expenses reimbursed in connection with the Consortium’s support of a higher offer to A&O Shearman by telephone. During the call, members of A&O Shearman noted that the Consortium had not made a determination as to whether to request expense reimbursement and thus no need to respond to the Special Committee’s statement. Members of A&O Shearman also expressed continued concerns about the timing of the Special Committee’s process and the quantum of the overall fees being incurred in connection with the Redomiciliation and the Take-Private Offer. Also on November 6, 2025, at the direction of the Special Committee, representatives of Houlihan Lokey contacted representatives of Party A’s financial advisor, which representatives confirmed that Party A would not be submitting an offer related to a Potential Transaction.

On November 11, 2025, the representatives of Potter Anderson and A&O Shearman met in person. During the meeting, the representatives of Potter Anderson and A&O Shearman further discussed a tentative timeline for the Redomiciliation.

On November 12, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson, Houlihan Lokey and Miles & Stockbridge in attendance for the entirety of the meeting and members of Company management (excluding Mr. Wygod) and a representative of Duane Morris in attendance for a portion of the meeting. During the meeting, a member of Company management reviewed and discussed with the Special Committee an updated draft of the Projections. Following the departure of the members of Company management and the representative of Duane Morris from the meeting, further discussion ensued regarding the updated draft of the Projections. Following this discussion, the Special Committee approved the Projections, subject to full Board approval of the Projections. The Special Committee and its advisors also discussed the status of potential third-party interest in a Potential Transaction and next steps in connection therewith, including potential outreach to Party B.

Later that day, the Board held its quarterly meeting by videoconference with representatives of Company management and Duane Morris. During the meeting, the chair of the Special Committee reported on the Special Committee’s process to date, including with respect to its consideration of the Redomiciliation and its review of the Projections. The representative of Duane Morris reviewed with the Board the rationale for the Redomiciliation. Discussion on these topics ensued, following which, the Board approved the Projections.

On November 13, 2025, the representatives of Potter Anderson and A&O Shearman met via videoconference, during which meeting the representatives of A&O Shearman inquired as to timing of the Redomiciliation, and expressed the Consortium’s concerns regarding the same.

On November 14, 2025, the representatives of Potter Anderson, Miles & Stockbridge and A&O Shearman met by teleconference to further discuss the timing of the Redomiciliation and the consideration of the Take-Private Offer and the quantum of the overall fees being incurred in connection with the Redomiciliation and the Take-Private Offer.

Also on November 14, 2025, a representative of Potter Anderson sent the representatives of A&O Shearman drafts of the Company’s proposed plan of conversion (the “Plan of Conversion”), Maryland articles of incorporation (the “Articles of Incorporation”), and Maryland bylaws (the “Bylaws” and, together with the Plan of Conversion and the Articles of Incorporation, the “Conversion Documents”). Between November 14, 2025 and November 20, 2025, Potter Anderson, Miles & Stockbridge and Duane Morris, on the one hand, and A&O Shearman and Venable LLP, Maryland counsel to the Consortium, on the other hand, exchanged drafts of the Conversion Documents.

On November 17, 2025, at the Special Committee’s direction, representatives of Houlihan Lokey met by videoconference with representatives of Party B.

On November 18, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson and Houlihan Lokey. At the meeting, representatives of Houlihan Lokey provided an update on discussions with Party B  as well as other process matters.

Also on November 18, 2025, the representative of Potter Anderson, Miles & Stockbridge, Duane Morris, A&O Shearman and Venable LLP met by videoconference to discuss the Conversion Documents as well as the timeline for the Redomiciliation.

On November 19, 2025, at the Special Committee’s direction, representatives of Houlihan Lokey sent representatives of Party B draft non-disclosure agreements (the “Party B NDAs”). Party B entered into the Party B NDAs, dated as of November 21, 2025 and November 24, 2025, which provided for, among other things, a customary two (2)-year standstill that prevented Party B from, among other things, acquiring, offering or seeking to acquire, agreeing to acquire or making a proposal to acquire Company securities, and from seeking to elect, place or remove a director on or from the Board (and, in each case, from making public announcements or entering into agreements with respect to the foregoing).

On November 20, 2025, the representatives of Potter Anderson and A&O Shearman met by videoconference to discuss certain additional documentation that would need to be completed if the Redomiciliation were approved by the Board, the timeline for the Redomiciliation and certain concerns related to the timing of the Redomiciliation and the quantum of the overall fees being incurred in connection with the Redomiciliation and the Take-Private Offer.

On November 21, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson, Miles & Stockbridge and Houlihan Lokey. During the meeting, the representatives of Potter Anderson and Miles & Stockbridge reviewed the Conversion Documents and discussed with the Special Committee the rationale for the Redomiciliation. The representatives of Potter Anderson provided an overview of the Special Committee’s fiduciary duties in connection with the Redomiciliation. Following the discussion, the Special Committee unanimously (i) determined that the Plan of Conversion (including the Articles of Incorporation and the Bylaws attached thereto) and the transactions contemplated thereby, including the Redomiciliation, are advisable and are fair to, and in the best interests of, the Company and the Unaffiliated Stockholders and (ii) recommended that the Board (A) determine that the Plan of Conversion (including the Articles of Incorporation and the Bylaws attached thereto) and the transactions contemplated thereby, including the Redomiciliation, are advisable and are fair to, and in the best interests of, the Company and the Unaffiliated Stockholders, (B) approve and declares advisable the Plan of Conversion (including the Articles of Incorporation and the Bylaws attached thereto) and the transactions contemplated thereby, including the Redomiciliation, and (C) subject to Board approval, (I) direct that the Redomiciliation Resolutions be submitted for adoption by the stockholders of the Company and (II) resolve to recommend that the stockholders of the Company adopt the Redomiciliation Resolutions. In addition, the Special Committee and its advisors discussed the status of potential third-party interest in a Potential Transaction.

Also on November 21, 2025, following the Special Committee’s meeting, the Board held a special meeting by videoconference with members of Company management and representatives of Duane Morris. The Special Committee discussed the Redomiciliation and recommended that the Board, among other things, approve the Plan of Conversion and the Redomiciliation. Following the discussion, the Board, with Messrs. Wygod, Dublin and Kassam-Adams abstaining, (i) determined that the Plan of Conversion (including the Articles of Incorporation and the Bylaws attached thereto) and the transactions contemplated thereby, including the Redomiciliation, are advisable and are fair to, and in the best interests of, the Company and the Unaffiliated Stockholders, (ii) approved and declared advisable the Plan of Conversion (including the Articles of Incorporation and the Bylaws attached thereto) and the transactions contemplated thereby, including the Redomiciliation, and (iii) directed that the Board Resolutions be submitted for adoption by the stockholders of the Company, and (iv) resolved to recommend that the stockholders of the Company adopt the Redomiciliation Resolutions.

On November 25, 2025, members of Company management (including Mr. Wygod) and representatives of Party B held a meeting by videoconference to discuss the Company’s business and operations. Representatives of Houlihan Lokey also joined this call.  On that same day, at the direction of the Special Committee, Party B received access to the Company’s data room.  On November 26, 2025, representatives of Houlihan Lokey and Party B discussed Party B’s and the Company’s next steps following such diligence call.

On December 1, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson, Houlihan Lokey and Miles & Stockbridge. During this meeting, the representatives of Houlihan Lokey updated the Special Committee on discussions with Party B.

Between December 1, 2025 and December 14, 2025 Party B and certain of its potential financing sources conducted diligence related to the Company and held multiple related calls with members of Company management (including Mr. Wygod), with representatives of Houlihan Lokey present during each call.

On December 4, 2025, in connection with the Redomiciliation, the Company filed a preliminary proxy statement on Schedule 14A with the SEC, which proxy statement became definitive on December 15, 2025.

On December 15, 2025, representatives of Party B communicated to representatives of Houlihan Lokey that Party B would not be submitting an indication of interest in a Potential Transaction, citing concerns around the customer revenue and renewal profile.

On December 18, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson, Houlihan Lokey and Miles & Stockbridge. At the outset of the meeting, the Special Committee and representatives of Houlihan Lokey discussed a potential inbound indication of interest received from an affiliate of Party C, which had been communicated to the chair of the Special Committee by Mr. Wygod. A discussion ensued with respect to certain concerns regarding the credibility of Party C as a potential buyer of the Company, including the reasons therefor. Following discussion, the Special Committee determined not to further explore Party C’s potential interest in a Potential Transaction at that time, due to, among other things, Party C’s lack of credibility as a potential buyer, including given the Company’s operating profile. Representatives of Houlihan Lokey then reviewed with the Special Committee (i) updates regarding outreach to potential third parties, including that Party B had declined to submit a proposal and had explained that the Company’s customer retention profile did not align with Party B’s expectations and (ii) Houlihan Lokey’s preliminary financial analysis of the Company. The Special Committee and its advisors discussed paths forward and strategy, and, following discussion, the Special Committee determined to have the chair of the Special Committee relay to the Consortium a counteroffer of $2.50 per share (the “December 18 Counteroffer”), and message that, in making this offer, the Special Committee had intended to avoid further negotiations as well as the importance of the Consortium having financing fully backstopped at signing.

Later that day, at the direction of the Special Committee, the chair of the Special Committee spoke with Mr. Wygod via telephone and conveyed the December 18 Counteroffer. During this discussion, Mr. Wygod noted concerns with the December 18 Counteroffer and around the transaction expenses in connection therewith.

On December 23, 2025, the representatives of Potter Anderson and A&O Shearman met by teleconference to discuss the draft merger agreement and related process matters. During this discussion, a representative of A&O Shearman relayed the Consortium’s view that it needed to consider the merger agreement and the price holistically and therefore did not intend to negotiate further on price until it had received the Special Committee’s markup of the draft merger agreement.

On December 31, 2025, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson, Houlihan Lokey and Miles & Stockbridge. During this meeting, the representatives of Potter Anderson reported on their discussion with representatives of A&O Shearman. The chair of the Special Committee also reported on his conversation with Mr. Wygod. The Special Committee and its advisors discussed the status of the draft merger agreement and the circumstances under which it could be delivered to the Consortium without conveying agreement on price. The Special Committee and its advisors also discussed the Consortium’s feedback regarding transaction expenses. Following the discussion, the Special Committee authorized its advisors to provide the Consortium with additional context for the December 18 Counteroffer on the Special Committee’s behalf. The Special Committee and its advisors then discussed the draft merger agreement, including that it contained certain off-market provisions, such as a closing working capital mechanism. The Special Committee also directed representatives of Houlihan Lokey to engage in additional discussions with Mr. Wygod the following week regarding certain process matters.

On January 6, 2026,  representatives of Houlihan Lokey and Mr. Wygod met by videoconference to discuss the status of the Consortium’s proposed draft merger agreement, including the proposed working capital mechanism, and related process considerations. During this discussion, Mr. Wygod expressed concern with the $2.50 per share price set forth in the December 18 Counteroffer, noted that the Consortium was holding at its $2.10 per share price set forth in the Take-Private Offer until the Consortium had an opportunity to review the Special Committee’s revised draft of the merger agreement, and reiterated the Consortium’s concern with transaction expenses.

On January 8, 2026, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson, Houlihan Lokey and Miles & Stockbridge. During this meeting, the Special Committee and its advisors discussed the status of negotiations with the Consortium and related process considerations. Representatives of Houlihan Lokey reported on their discussion with Mr. Wygod, including that the Consortium was holding its position at $2.10 per share and explaining that the Consortium requested the opportunity to review a revised draft merger agreement or consolidated issues list before considering a response to the December 18 Counteroffer. Representatives of Houlihan Lokey also relayed the concerns the Consortium raised with respect to transaction expenses. Following discussion, the Special Committee confirmed its position that the issue of transaction price was completely distinct and separate from the concerns the Consortium raised  over transaction expenses, and that it would be inappropriate to commingle the concepts.  The Special Committee also directed representatives of Houlihan Lokey to relay that message to the Consortium (which message was subsequently conveyed by representatives of Houlihan Lokey to Mr. Wygod). A representative of Miles & Stockbridge also reviewed with the Special Committee the key features and terms of the proposed markup of the draft merger agreement, including (i) transaction structure, (ii) treatment of Company incentive awards, (iii) representations and warranties, (iv) non-solicitation terms and exceptions and other covenants, (v) the termination fee and expense reimbursement, and (vi) conditions to the offer and to closing. Following the discussion, the Special Committee directed the legal advisors to share the markup of the merger agreement with A&O Shearman.

Also on January 8, 2026, at a special meeting of the Company’s stockholders, the Company’s stockholders approved the Redomiciliation. The Redomiciliation became effective the next day, January 9, 2026, at 12:01 a.m., Eastern Time.

Upon the effectiveness of the Redomiciliation, the Company became subject to the MGCL rather than the DGCL, and accordingly, the restrictions imposed by Section 203 of the DGCL were no longer applicable to the Consortium or the Take-Private Offer. The MGCL business combination statute (Subtitle 6 of Title 3 of the MGCL) became the governing framework, and the Board opted out of its applicability in the Company’s Articles of Incorporation.

On January 9, 2026, a representative of Miles & Stockbridge shared the Special Committee’s markup of the draft merger agreement with A&O Shearman. Among other things, the Special Committee’s markup of the draft merger agreement (i) removed the closing working capital and minimum net cash condition to closing that had been included in the initial draft of the merger agreement, (ii) strengthened representations and covenants regarding the Consortium’s financing, (iii) capped the Consortium’s expense reimbursement at 2% of the Company’s enterprise value, and (iv) removed other conditions to closing, including the appraisal out condition.

On January 15, 2026, representatives of Houlihan Lokey and the chair of the Special Committee participated in a conversation with Mr. Wygod. During this discussion, Mr. Wygod provided feedback on the Special Committee’s markup of the draft merger agreement and suggested that the Consortium was potentially prepared to show some movement from its initial offer of $2.10 per share. Mr. Wygod also provided additional feedback regarding financing, including that the Consortium would be funding the Take-Private Offer, solely with equity financing in addition to cash on the Company’s balance sheet.

On January 16, 2026, the representatives of Potter Anderson and A&O Shearman met by teleconference to discuss the draft merger agreement and related process matters. The participants discussed certain matters relating to the Consortium’s closing working capital mechanism, the financing, and the structure of the termination fee and expense reimbursement in the draft merger agreement. During this discussion, the parties discussed the timing for negotiating the merger agreement as well as the transaction consideration, with the representatives of A&O Shearman indicating that the Consortium did not anticipate engaging with the Special Committee on price until the draft merger agreement was fully negotiated and the representatives of Potter Anderson conveying that the Special Committee had expected a response on price after providing its markup of the merger agreement, which had been provided to the Consortium.

Later on January 16, 2026, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson, Houlihan Lokey and Miles & Stockbridge. During this meeting, the chair of the Special Committee and representatives of Houlihan Lokey reported on their recent conversation with Mr. Wygod, and representatives of Potter Anderson reported on their recent discussion with representatives of A&O Shearman. The Special Committee and its advisors discussed messaging from the Consortium and A&O Shearman, as well as timing and next steps. Following discussion, the Special Committee directed representatives of Potter Anderson to convey to A&O Shearman that the Special Committee would not be negotiating any further on the terms of the merger agreement until there was alignment on price. The Special Committee also directed representatives of Houlihan Lokey to deliver a similar message to Mr. Wygod.

Later that same day, representatives of Potter Anderson, Miles & Stockbridge and A&O Shearman met by teleconference. During the call, representatives of Potter Anderson informed A&O Shearman regarding the Special Committee’s views on the negotiation of price and the merger agreement going forward.

Later that evening, representatives of A&O Shearman sent a revised draft of the merger agreement to representatives of Potter Anderson and Miles & Stockbridge. Among other things, the revised draft of the merger agreement (i) reinserted a revised version of the closing net working capital and minimum net cash condition to closing that had been included in the initial draft of the merger agreement, (ii) added a Company representation as to transaction expenses and imposed a cap on transaction expenses that was tied to a condition to the closing of the Offer, (iii) expanded the situations in which the Company termination fee and Parent expense reimbursement would become payable upon termination of the merger agreement, and (iv) reinserted an appraisal out condition to the closing of the Offer.

On January 17, 2026, representatives of Houlihan Lokey, at the Special Committee’s direction, met with representatives of the Consortium (including Mr. Wygod) by videoconference to discuss the status of negotiations (including related to the merger agreement) and process considerations. Representatives of Houlihan Lokey delivered the message discussed at the January 16, 2026 Special Committee meeting. Following this discussion, Mr. Wygod communicated to representatives of Houlihan Lokey that the Consortium would endeavor to convey a counteroffer the following week.

On January 20, 2026, at the Special Committee’s direction, representatives of Houlihan Lokey met with the Consortium (including Mr. Wygod) via videoconference. During the meeting, Mr. Wygod conveyed that the Consortium would be prepared to consider a transaction with the Company at $2.15 per share (the “January 20 Proposal”).

Later on January 20, 2026, the Special Committee held a meeting by videoconference with representatives of each Potter Anderson, Houlihan Lokey and Miles & Stockbridge. At the meeting, representatives of Houlihan Lokey provided an update on discussions with Mr. Wygod, including reporting on the January 20 Proposal as well as other process matters. A discussion ensued regarding market dynamics and business updates since the time Houlihan Lokey reviewed with the Special Committee Houlihan Lokey’s preliminary financial analysis on December 18, 2025. The Special Committee and its advisors also discussed the possibility of maintaining the status quo and the potential execution risks if the Company were to remain a standalone enterprise. Following discussion, the Special Committee authorized representatives of Houlihan Lokey to communicate to the Consortium that the Special Committee was continuing deliberations and would provide a further response following additional consideration, which message was subsequently communicated in writing to Mr. Wygod by representatives of Houlihan Lokey.

On January 22, 2026, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson, Houlihan Lokey and Miles & Stockbridge. During this meeting, the Special Committee discussed its views on process and next steps, including the Special Committee’s ability to say “no” if it did not believe it was appropriate to recommend a transaction based on the price offered by the Consortium. Following discussion, including consideration of the execution risks faced by the Company and market dynamics, the Special Committee authorized representatives of Houlihan Lokey to negotiate a price with the Consortium within the range of $2.20 to $2.30 per share.

Later that day, at the direction of the Special Committee, representatives of Houlihan Lokey participated in a telephone call with Mr. Wygod, indicating that the Special Committee would be prepared to recommend a transaction based on a price of $2.30 per share. Mr. Wygod noted that while he did not believe the Consortium was likely to be willing to support a higher price than the $2.15 per share that had previously been conveyed, he would raise the topic on a call with other members of the Consortium and relay their position thereafter.

On January 25, 2026, representatives of Houlihan Lokey, at Mr. Wygod’s request and at the Special Committee’s direction, participated in a telephone call with the Consortium (including Mr. Wygod), during which call Mr. Wygod conveyed that the Consortium would be prepared to consider a transaction with the Company at $2.17 per share (the “January 25 Proposal”), but that $2.17 per share was as high as the Consortium was willing to go. Later that day, representatives of Houlihan Lokey conveyed the January 25 Proposal to the Special Committee.

On January 28, 2026, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson, Houlihan Lokey and Miles & Stockbridge. During this meeting, representatives of Houlihan Lokey reported on their discussion with the Consortium (including Mr. Wygod). The Special Committee and its advisors reviewed the January 25 Proposal and possible responses thereto. Following such discussions, the Special Committee authorized representatives of Houlihan Lokey to negotiate with the Consortium with a view to raise the price to $2.20 per share or higher. A representative of Miles & Stockbridge also provided the Special Committee with an update on the draft merger agreement. The Special Committee noted the importance of alignment on price prior to the Special Committee’s markup of the draft merger agreement being shared with the Consortium and directed that the Special Committee’s markup of the draft merger agreement not be shared at this time.

On January 30, 2026, at the direction of the Special Committee, representatives of Houlihan Lokey met with Mr. Wygod by videoconference, during which meeting, representatives of Houlihan Lokey communicated that the Special Committee would be prepared to recommend a transaction based on a price of $2.25 per share and noted the importance to the Special Committee of the Consortium improving its price. In response, at this meeting, Mr. Wygod indicated that he would discuss the Committee’s message with the Consortium and be back in touch.

On February 6, 2026, representatives of Houlihan Lokey and Mr. Wygod met by videoconference, at Mr. Wygod’s request and at the Special Committee’s direction, during which Mr. Wygod conveyed that the Consortium continued to evaluate next steps against the backdrop of evolving commercial and market developments. Specifically, he discussed the status of one of the Company’s existing commercial contracts and payments made thereunder, and explained that Mr. Wygod was hoping for additional visibility regarding this contract and the status of payments thereunder before the Consortium could report back to the Special Committee on its position going forward. He also referenced recent market volatility in the sector.  During this discussion, Mr. Wygod explained that the Consortium was still considering the transaction with the Company at $2.17 but was not certain at this stage whether it could consider a higher price.

On February 11, 2026, the Special Committee held a meeting by videoconference with representatives of each of Potter Anderson, Houlihan Lokey and Miles & Stockbridge. Representatives of Houlihan Lokey reported on their February 6, 2026 conversation with Mr. Wygod. Representatives of Houlihan Lokey also reviewed with the Special Committee Houlihan Lokey’s prior preliminary financial analysis of the Company. A discussion ensued with respect to evolving market conditions in the Company’s industry and the increased execution risk for the Company. The Special Committee and its advisors discussed strategy and next steps.

On February 17, 2026, at the Special Committee’s direction, representatives of Houlihan Lokey met by videoconference with Mr. Wygod. During the discussion, Mr. Wygod conveyed that the Consortium was seeking further clarity regarding resolution of negotiations with respect to one of the Company’s existing commercial contracts before making a determination of the Consortium’s position on price, also noting continued market volatility in the Company’s sector.

On February 27, 2026, at Mr. Wygod’s request and at the Special Committee’s direction, representatives of Houlihan Lokey met with Mr. Wygod via teleconference.  Mr. Wygod indicated that negotiations with respect to one of the Company’s existing commercial contracts was approaching resolution, with the Consortium likely to communicate its position on price once such resolution was closer to final.

On March 6, 2026, representatives of Houlihan Lokey, at Mr. Wygod’s request and the Special Committee’s direction, met with Mr. Wygod by videoconference. During this discussion, Mr. Wygod discussed the status of the commercial contract previously discussed and payments made thereunder and further conveyed that if the anticipated settlement regarding such commercial contract was reached, the Consortium would affirm an offer of $2.17 per share. Mr. Wygod explained that the Consortium did not believe it was in a position to increase the price of its offer due to the anticipated resolution of negotiations over the commercial contract and related financial impact and continued market volatility in the Company’s sector.

On March 9, 2026, the Special Committee directed Houlihan Lokey to confirm the Special Committee’s interest in moving forward with the Take-Private Offer at a price of $2.17 per share, which message was delivered to Mr. Wygod by representatives of Houlihan Lokey.

On March 11, 2026, the Special Committee held a meeting by videoconference with representatives of each Potter Anderson, Houlihan Lokey and Miles & Stockbridge. It was noted that, since the Special Committee’s February 11, 2026 meeting, the Special Committee had received multiple updates from its advisors in connection with the Special Committee’s process, including regarding Houlihan Lokey’s discussions with Mr. Wygod, and had provided direction to the Special Committee’s advisors in connection with the same. During this meeting representatives of Houlihan Lokey reported on their recent  conversations with Mr. Wygod, explaining that Mr. Wygod  had indicated that $2.17 per share represented the highest price the Consortium would offer. Representatives of Houlihan Lokey also reviewed with the Special Committee Houlihan Lokey’s preliminary financial analysis of the Company. A discussion also ensued regarding recent market developments and the broader downturn in the market, including in the Company’s sector. The Special Committee and its advisors also discussed potential next steps pending agreement on price. Following a review of the current draft of the merger agreement with representatives of Potter Anderson and Miles & Stockbridge, the Special Committee authorized its advisors to deliver the Special Committee’s revised draft of the merger agreement to representatives of A&O Shearman and authorized Company management to have discussions with the Consortium regarding post-closing employment and compensation, in each case, following confirmation of an alignment on price.

On March 23, 2026, representatives of Houlihan Lokey, at Mr. Wygod’s request and the Special Committee’s direction, met with Mr. Wygod by teleconference. During this discussion, Mr. Wygod affirmed the Consortium’s offer price of $2.17 per share in light of the status of the negotiations over the Company’s existing commercial contract. Mr. Wygod also reported that, during ordinary course business discussions with a third-party strategic counterparty, such party had inquired into the process in connection with the Take-Private Offer, in response to which Mr. Wygod had directed such party to contact representatives of Houlihan Lokey should such party have interest in a potential transaction. As of the date of this Schedule 14D-9, representatives of Houlihan Lokey have received no such outreach from such party. Acting upon the Special Committee’s prior authorization regarding price, representatives of Houlihan Lokey communicated to Mr. Wygod that the Special Committee was willing to move forward with the Take-Private Offer at a price per share of $2.17.

On March 24, 2026, a representative of Miles & Stockbridge shared the Special Committee’s markup of the draft merger agreement with representatives of A&O Shearman. Among other things, the Special Committee’s markup of the draft merger agreement (i) removed the minimum net cash condition to closing, (ii) increased the threshold for the appraisal out condition to the Offer, and (iii) limited the circumstances in which Parent could terminate the merger agreement and receive the Company termination fee and Parent expense reimbursement. Also on March 24, 2026, a representative of Duane Morris shared a draft of the Company disclosure schedules with representatives of A&O Shearman.

On March 25, 2026, representatives of Potter Anderson, Miles & Stockbridge, Duane Morris and A&O Shearman met by videoconference. During this meeting, the participants discussed the status of the process in connection with the Take-Private Offer and the related transaction documents. The participants also discussed open items in the draft merger agreement, including provisions relating to net cash and working capital, transaction expenses, the termination fee, and conditions to the Offer, including the appropriate threshold for the appraisal out condition.

From March 25, 2026 to April 2, 2026, representatives of A&O Shearman, Duane Morris, Potter Anderson and Miles & Stockbridge engaged in discussions and negotiations regarding the proposed transaction and related transaction documents and exchanged drafts of such transaction documents, including the merger agreement, the Company disclosure schedules, the commitment letter and the amendment to the Consortium Agreement.

On April 1, 2026, Houlihan Lokey delivered an updated relationships disclosure memorandum to the Special Committee, which confirmed that, based on a review of its information management systems, Houlihan Lokey was unable to identify any engagements to provide investment banking services to the Company or certain affiliates of the Company or Parent, in each case, that had been identified by the Special Committee, in the two years preceding the date of such memorandum.

On April 1, 2026, representatives of each of Potter Anderson, Miles & Stockbridge and Houlihan Lokey met with the chair of the Special Committee by videoconference. During this meeting, representatives of Potter Anderson and Miles & Stockbridge reviewed the status of the draft merger agreement, commitment letter and amendment to the Consortium Agreement and the open items remaining in connection therewith and discussed related process and timing considerations.

On April 2, 2026, the Special Committee held a meeting by videoconference with representatives of each Potter Anderson, Houlihan Lokey and Miles & Stockbridge. A representative of Potter Anderson reviewed the Special Committee’s process to date. A representative of Miles & Stockbridge then reviewed with the Special Committee its mandate and the key terms of the proposed transaction and related transaction documents, including the Merger Agreement, the Commitment Letter and the amendment to the Consortium Agreement. The representative of Miles & Stockbridge also reviewed with the Special Committee its standard of conduct under Maryland law in connection with the proposed transaction. At the request of the Special Committee, representatives of Houlihan Lokey then reviewed and discussed with the Special Committee Houlihan Lokey’s financial analyses. Thereafter, at the request of the Special Committee, Houlihan Lokey orally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated April 2, 2026), as to whether, as of such date, the Offer Price to be received by the holders of Shares (other than the holders of (i) the Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (ii) the Shares held by any direct or indirect wholly owned subsidiary of the Company and (iii) the Dissenting Shares, collectively, the “Excluded Shares”) in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view. Following further discussion, the Special Committee unanimously (i) determined that the Merger, the Merger Agreement, and the transactions contemplated thereby (including the Offer) are advisable and fair to, and in the best interests of, the Company and its stockholders other than the members of the Consortium; (ii) recommended that the Board declare the Merger, the Merger Agreement and the transactions contemplated thereby (including the Offer), advisable and fair to, and in the best interests of, each of the Company and its stockholders; (iii) recommended that the Board approve the Merger, in substantially the form of the Merger Agreement as considered by the Special Committee, pursuant to Section 3-106.1 of the MGCL; and (iv) recommended that the Board recommend that the stockholders of the Company accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the Offer and subject to the terms of the Merger Agreement.

Also on April 2, 2026, following the Special Committee’s meeting, the Board held a special meeting by videoconference with representatives of each of Duane Morris, Potter Anderson, Miles & Stockbridge and members of Company management. At the special meeting, the Special Committee presented their findings and summarized the process that it undertook to date. The Special Committee then recommended that the Board recommend that the stockholders of the Company accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the Offer and subject to the terms of the Merger Agreement. The Board then discussed the Special Committee’s process and asked questions to the Special Committee and representatives of Miles & Stockbridge. A representative of Duane Morris reviewed the Board’s standard of conduct under Maryland law in connection with the proposed transaction and discussed the key terms of the proposed transaction and related transaction documents, including the Merger Agreement. Following further discussion, the Board unanimously: (i) determined and declared that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and it is in the best interests of, the Company and its stockholders, (ii) determined that the terms of the Merger will be effected under Section 3-106.1(c) and other relevant provisions of the MGCL, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of transactions contemplated thereby, including the Offer and the Merger , and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the Offer and subject to the terms of the Merger Agreement.

Later that evening, the parties executed the Merger Agreement. Concurrently therewith, the Commitment Letter and the amendment to the Consortium Agreement were entered into.

The morning of April 3, 2026, the Company issued a press release announcing entry into the merger agreement.

On April 16, 2026, Purchaser filed its Schedule TO with the SEC, and the Company filed this Schedule 14D-9 with the SEC.

(ii) Reasons for Recommendation of the Special Committee and the Board

The Special Committee and the Board carefully considered the Transaction, including the Offer and the Merger, the Special Committee and the Board consulted with senior management and outside legal and financial advisors at various times, and considered and analyzed the following non-exhaustive list of material factors and benefits (which are not necessarily presented in order of relative importance) that supported its determination and recommendation:

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Potential Strategic Alternatives. The assessment of the Special Committee that none of the possible alternatives to the Transaction (including continuing to operate the Company as an independent company or pursuing a different transaction, and the desirability and perceived risks of those alternatives, as well as the potential benefits and risks to the Company’s stockholders of those alternatives and the timing and likelihood of effecting such alternatives) was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders, taking into account execution risks as well as business, financial, industry, competitive and regulatory risks.

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Premium. The fact that the Offer Price of $2.17 per Share, constitutes (i) a premium of approximately 23% to the closing price of the Company’s common stock of $1.77 per share on August 22, 2025, which was the last full trading day before the Proposal was publicly disclosed and (ii) a premium of approximately 12% to the Company’s 30-day volume weighted average price of $1.94 per share as of August 22, 2025.

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Certainty of Value. The fact that the consideration to be received in the Offer and the Merger is all cash, which provides certainty and immediate liquidity and value to each of the Company’s stockholders, enabling the Company’s stockholders to realize value that has been created at the Company while eliminating long-term business and execution risk.

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Best Value Reasonably Obtainable. The Special Committee’s belief that the Offer Price represents Parent’s best and final offer and the best value that the Company could reasonably obtain from Parent for the Shares, taking into account (i) Parent’s statements and reputation, (ii) the Special Committee’s assessment that other parties did not have interest in, or capability to, acquire the Company, including based on the regulatory, financing and other execution risks applicable to each party, and (iii) the Special Committee’s familiarity with the business, operations, prospects, business strategy, assets, liabilities and general financial condition of the Company on a historical and prospective basis and its assessment of associated risks, including execution risks with respect to the Company’s business plan. In forming this belief, the Special Committee also considered that (1) over the course of 2024, the Board engaged in a comprehensive evaluation of strategic alternatives and facilitated outreach to over 70 parties and discussions with various counterparties, certain of which counterparties received preliminary confidential information regarding the Company and certain aspects of its financial and commercial profile from the Company, but such comprehensive evaluation of strategic alternatives ended in no indications of interest with respect to the Company and (2) the fact that, since the Proposal was publicized on August 25, 2025, the Company had received limited inbound inquiries with respect to a potential transaction and that such inquiries did not result in a proposal or offer to acquire the Company. The Special Committee believes that, after negotiations and with the assistance of experienced independent legal and financial advisors, the Special Committee obtained the best terms and highest price that Parent was willing to pay for the Company, pursuant to a thorough process and that further negotiations would have created a risk of causing the Parent to abandon the Transaction altogether or materially delay the entry into definitive transaction agreements with respect to the Transaction.

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Financial Condition, Results of Operations and Prospects of the Company; Risks of Execution. The current, historical and projected financial condition, results of operations and business of the Company, as well as the Company’s prospects and risks if it were to remain an independent company. In particular, the Special Committee considered the Company’s then-current business plan, including management’s current estimated projections of the Company’s financial prospects, as reflected in the financial projections prepared by management of the Company and approved for use by the Special Committee relating to the Company for the fiscal years ending December 31, 2026 through December 31, 2030 (the “Projections”). As part of this, the Special Committee considered the Company’s current business plan and the potential opportunities and risks that it presented against, among other things, various market, execution, operational and other risks to achieving the business plan and related uncertainties, including: (i) the impact of market, customer and competitive trends on the Company; (ii) the likelihood that the business plan could be achieved in the face of operational and execution risks, including market penetration and customer retention risk, supply chain risk and employee attrition risk; and (iii) general risks related to market conditions that could negatively impact the Company’s valuation or reduce the price of the Shares. In particular, the Special Committee considered the likelihood and timing of, and risks to achieving the market share capture, customer penetration and cost structure objectives and assumptions underlying the business plan, as well as the estimated projections of the Company’s financial prospects, all as reflected in the Projections. Among other potential risks identified by the Special Committee, the Special Committee considered the risks associated with the Company’s competitive positioning and prospects as an independent company. Included among those risks were consideration of (1) the Company’s size, as well as its financial resources, relative to those of its competitors; (2) new and evolving competitive threats; and (3) changes in the industry in which the Company operates, including evolving developments related to data and artificial intelligence (AI).

•
Loss of Opportunity. The Special Committee considered the possibility that, if the Special Committee declined to recommend the Offer, there may not be another opportunity for the Company’s stockholders to receive a comparably priced offer with a comparable level of closing certainty.

•
Fairness Opinion of Houlihan Lokey. The financial analysis reviewed by Houlihan Lokey with the Special Committee as well as the oral opinion of Houlihan Lokey rendered to the Special Committee on April 2, 2026 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated April 2, 2026), as to whether, as of such date, and based upon and subject to the factors and assumptions set forth therein, the Offer Price to be received by the holders of Shares (other than the holders of Excluded Shares) in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view.  See below under “Item 4. The Solicitation or Recommendation - Opinion of Houlihan Lokey.”

•
Likelihood of Closing. The likelihood that the transactions contemplated by the Merger Agreement would be consummated, taking into account, among other things, the fact that Parent and Purchaser obtained committed equity financing for the Transaction in an aggregate amount of $5.5 million or such lesser amount for Parent to fund the Required Amount (as defined in the Merger Agreement), and the obligation of Parent and Purchaser to, among other things, each use its reasonable best efforts to arrange, maintain the effectiveness of, and obtain the proceeds of and consummate the financing contemplated by the Commitment Letter and the limited number and nature of the conditions to the equity financing, the absence of any financing condition in the Merger Agreement; the Company’s ability, under certain circumstances pursuant to the Merger Agreement and the Commitment Letter, to seek specific performance to cause the equity commitments to Parent to be funded pursuant to the Commitment Letter; the conditions to Parent’s obligations to consummate the Transaction set forth in the Merger Agreement, including the limited nature of regulatory approvals; and the provisions of the Merger Agreement relating to termination and allocation of risk between the parties.

•
Negotiations with Purchaser and Terms of the Merger Agreement. The terms of the Merger Agreement and the transactions contemplated thereby, which were reviewed and negotiated by the Special Committee with assistance from its outside legal counsel and financial advisor and, where appropriate, the Company’s outside legal counsel, and the fact that such terms were the product of arm’s-length negotiations between the parties, including the allocation of risk between the parties and the other terms and conditions of the Merger Agreement, including the following favorable terms:

•	the ability of the Company, in certain circumstances, to furnish information to, and conduct negotiations with, third parties submitting unsolicited takeover proposals;

•
the ability of the Board, acting upon the recommendation of the Special Committee, and the Special Committee’s ability, in each case under certain conditions specified in the Merger Agreement, to, among other things, withdraw or withhold (or modify or qualify in a manner adverse to Parent or Purchaser) its recommendation that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer and subject to the terms of the Merger Agreement;

•
the Board’s ability, acting upon the recommendation of the Special Committee, under certain circumstances specified in the Merger Agreement, to terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Offer, and the Special Committee’s belief that the termination fee and Parent expense reimbursement payable by the Company in such instance is reasonably consistent with or below similar fees payable in comparable transactions and not preclusive of other offers;

•
the provision in the Merger Agreement requiring Purchaser to, under certain circumstances, extend the Offer beyond the current Expiration Date or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date;

•	the limited conditions to Parent’s and Purchaser’s obligation to consummate the Offer and the Merger; and

•
the terms of the Merger Agreement provide the Company with sufficient operating flexibility to conduct its business in the ordinary course until the earlier of the consummation of the Merger or the termination of the Merger Agreement.

•
Appraisal Rights. The availability of appraisal rights to the Company’s stockholders under Section 3-202 of the MGCL in connection with the Merger, pursuant to which stockholders who properly exercise such rights and comply with applicable statutory procedures may be entitled to seek a judicial determination of the fair value of their Shares.

The Special Committee and the Board also considered a number of factors relating to the procedural safeguards that it believes were and are present to ensure fairness of the Transaction and to permit the Special Committee and the Board to represent effectively the interests of the stockholders other than members of the Consortium. The Special Committee believes these factors support its determination and recommendations and provide assurance of the procedural fairness of the Offer and the Merger to the stockholders other than the members of the Consortium.

•
Independence. The Special Committee consists solely of independent and disinterested directors that are not aﬃliated with, and are independent of, any of the potential counterparties to the Transaction (including the members of the Consortium, Parent and Purchaser) and were otherwise disinterested and independent with respect to the Transaction.

•
Negotiating Authority. The authority granted to the Special Committee by the Board to, among other things, (i) review, evaluate, investigate, pursue and negotiate (or oversee and direct the negotiation of) the price, structure, form, terms and conditions of strategic alternatives available to the Company, including but not limited to the Transaction and the form, terms and conditions of any definitive agreements in connection therewith, (ii) determine whether the Transaction (or an alternative thereto) is advisable and is fair to, and is in the best interests of, the Company and its stockholders (or any subset of the stockholders of the Company that the Special Committee determined to be appropriate), and (iii) determine not to proceed with any such process, procedures, review or evaluation.

•
Active Involvement and Oversight. The numerous meetings held by the Special Committee to discuss and evaluate, among other things, the inbound inquiries received with respect to a potential transaction and the proposals from the Purchaser, and the Special Committee’s active oversight of the negotiation process. The Special Committee was actively engaged in this process on a regular basis and was provided with full access to the Company’s management and its advisors in connection with the evaluation process.

•
Independent Advice. The Special Committee selected and engaged its own independent legal counsel and ﬁnancial advisor and received the advice of such advisors throughout its review, evaluation and negotiation of the Transaction.

•
Full Knowledge. The Special Committee’s belief that it was fully informed about the extent to which the interests of the members of the Consortium in the Transaction differ from the Company’s other stockholders.

•
No Obligation to Recommend. The recognition by the Special Committee that it had no obligation to recommend to the Board the approval of the Transaction or any other strategic alternative and had the authority to reject any proposals made.

•
Prior Special Committee Action. The Company’s Board, pursuant to its authorizing resolutions for the Special Committee, was not permitted to recommend for approval, or approve, the Transaction or any other strategic alternative without a prior favorable recommendation of the transaction by the Special Committee.

The Special Committee and the Board also considered the following non-exhaustive list of uncertainties, risks, and other countervailing factors concerning the Merger Agreement, the Offer and the Merger, which are not presented in any relative order of importance:

•
No Stockholder Participation in Future Growth or Earnings. The nature of the Transaction as a cash transaction means that the Company’s stockholders (other than the members of the Consortium) will not participate in the Company’s future earnings or growth and will not benefit from any appreciation in value of the surviving corporation. The Special Committee considered the other potential alternative strategies available to the Company as an independent company, which, despite significant uncertainty, had the potential to result in a more successful and valuable company.

•
No-Shop Restrictions. The restrictions in the Merger Agreement on the Company’s ability to solicit competing transactions (subject to certain exceptions to allow the Board, acting upon the recommendation of the Special Committee, or the Special Committee, to exercise their respective fiduciary duties and, in the case of the Board, acting upon the recommendation of the Special Committee, to accept a Superior Offer, and then only upon the payment of a termination fee and reimbursement, up to a certain amount, of Parent’s expenses). The Special Committee is also aware that the members of the Consortium’s ownership interest in the Company and interests in the Transaction would likely be considered by third parties evaluating whether to make superior proposals.

•
Effects of Announcement of the Transaction on the Company. The effects of the public announcement of the Transaction, including the: (i) effects on the Company’s customers, suppliers, business partners, employees, operating results and stock price; (ii) impact on the Company’s ability to attract and retain key management, sales and marketing, and technical personnel; and (iii) potential for litigation in connection with the Transaction.

•
Risks Associated with a Failure to Consummate the Transaction. The possibility that the Transaction might not be consummated, and if it is not consummated, that: (i) the Company’s directors, management team and other employees will have expended extensive time and effort and will have experienced significant distractions from their work on behalf of the Company during the pendency of the Transaction; (ii) the Company will have incurred significant transaction costs; (iii) the Company’s continuing business relationships with customers, suppliers, business partners and employees may be adversely effected; (iv) the trading price of the Shares could be adversely affected; (v) the contractual remedies available to the Company in the event of the breach or termination of the Merger Agreement may be insufficient, costly to pursue, or both; and (vi) the failure of the Transaction to be consummated could result in an adverse perception among the Company’s customers, suppliers, business partners, employees and investors about the Company’s prospects.

•
Restrictions on the Operations of the Company’s Business. The restrictions on the conduct of the Company’s business prior to the consummation of the Merger, which may limit the Company’s ability to take certain actions outside the ordinary course of business or to respond to changing business conditions during the pendency of the Transaction.

•
Termination Fee and Parent Expense Reimbursement Payable by the Company. The requirement that the Company pay Parent a termination fee of $1.5 million and expense reimbursement of up to $1,250,000 under certain circumstances following termination of the Merger Agreement, including if the Company terminates the Merger Agreement to accept a Superior Offer. The Special Committee considered the potentially discouraging impact that this termination fee could have on a third party’s interest in making a competing proposal to acquire the Company.

•
Interests of the Company’s Directors and Executive Officers. The interests that the Company’s directors and executive officers may have in the Transaction, which may be different from, or in addition to, those of the Company’s other stockholders.

•
Interests of Certain Significant Stockholders in the Merger. Certain stockholders were offered the opportunity, and elected, to participate in an equity rollover in Parent’s potential acquisition of the Company, which such option to participate was not extended to all of the Company’s stockholders. These stockholders will be able to participate in the future growth or earnings of the post-closing company with respect to that portion of their equity that they are rolling over in the post-closing entity. However, those stockholders elected to forgo the certain value of the Offer Price for such rollover shares, which value the Special Committee found compelling for the Company’s stockholders.

•
Tax Treatment. The receipt of cash in exchange for shares of the Company’s common stock in the Transaction will be a taxable transaction for U.S. federal income tax purposes for many of the stockholders of the Company.

•
No Majority of the Minority Approval. The fact that the consummation of the Offer is not conditioned on the holders of a majority of the outstanding Shares held by stockholders other than the members of the Consortium tendering their Shares.

•
Stockholder Litigation. The risk of litigation arising in connection with the Transaction that could be instituted against the Company or its directors and officers, and potential effects or outcomes related thereto.

The foregoing discussion of the Special Committee’s and the Board’s reasons for its recommendation that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer and subject to the terms of the Merger Agreement addresses the information and reasons considered by the Special Committee and the Board in connection with its recommendation. In view of the wide variety of factors considered by the Special Committee and the Board in connection with the evaluation of the Transactions and the complexity of these matters, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the Company’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Special Committee and the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Special Committee and the Board considered the interests of the Company’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements-(a) Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

(iii) Certain Financial Projections

The Company does not, as a matter of course, regularly prepare long-range projections or publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections.

However, in connection with the Special Committee’s review of potential strategic alternatives, the Company’s management, at the direction of the Special Committee, prepared unaudited financial projections for the fiscal years ending December 31, 2026 through December 31, 2030 (the “Projections”), based on the best currently available estimates and good faith judgments of the Company’s management at such time, to assist the Special Committee in its strategic review and evaluation of the Company’s intrinsic value as a standalone company. On November 12, 2025, the Company’s management presented the Projections to the Special Committee in connection with the Special Committee’s evaluation of the Proposal and the Special Committee approved the Projections subject to full Board approval of the Projections, which the full Board approved later that day. At the Special Committee's direction, Houlihan Lokey used and relied upon the Projections in connection with the rendering of its fairness opinion to the Special Committee and performing its financial analysis in connection therewith.

None of the Company, Parent or any of their respective affiliates, advisors or other representatives makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the Projections or the ultimate performance of the Company relative to the Projections. The Projections were not prepared with a view toward public disclosure or toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The inclusion of the Projections in this Schedule 14D-9 does not constitute an admission or representation of the Company that the Projections or the information contained therein are material. Except as required by applicable law, neither the Company nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Projections if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term). These considerations should be taken into account if evaluating the Projections which were prepared as of an earlier date.

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company in its public filings with the SEC. The Projections were developed by the Company’s management on a standalone basis without giving effect to the Merger, the Offer or the other transactions contemplated by the Merger Agreement, and therefore the Projections do not give effect to the proposed Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Merger, including any costs incurred in connection with the proposed Merger and the Offer. Furthermore, the Projections do not take into account the effect of any failure of the proposed Merger to be completed and should not be viewed as accurate or continuing in that context.

The Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that the Company or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, which may differ materially from the assumptions upon which the Projections are based, and this information should not be relied upon as such. the Company’s management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections.

The Projections include the Company’s management’s estimates of earnings before interest, taxes, non-cash and other items (“Adjusted EBITDA”), which is a non-GAAP financial measure. Due to the forward-looking nature of these projections, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available and the Company’s management does not believe it is feasible to provide accurate forecasted non-GAAP reconciliations. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the Offer and the Merger if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a U.S. GAAP financial measure were not provided to or relied upon by the Special Committee, in connection with its evaluation of the Transactions, or Houlihan Lokey in connection with its financial analysis and the opinion that Houlihan Lokey rendered in connection with the Transactions. Accordingly, the Company has not provided a reconciliation of Adjusted EBITDA included in the Projections to the relevant U.S. GAAP financial measures. The Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Merger and the Offer.

In light of the foregoing factors and uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Projections set forth below. The information and tables set forth below are included solely to give the Company’s stockholders access to the Projections that were made available to the Special Committee and Houlihan Lokey and are not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender shares pursuant to the Offer or for any other purpose.

Summary of the Projections

	Forecast
	2026	2027	2028	2029	2030

Revenues:	$33,706	$36,267	$42,141	$48,354	$54,628

Costs and Expenses:
Cost of Revenues	19,163	19,651	21,105	23,210	26,028
Research and Development	2,826	3,188	3,488	3,883	4,205
Sales and Marketing	6,146	6,735	7,600	8,427	9,020
General and Administrative	6,744	6,985	7,276	7,889	9,049
Operating Expenses (excluding depreciation and amortization and stock based compensation)	$34,879	$36,559	$39,469	$43,409	$48,303

Adjusted EBITDA	$(1,173)	$(292)	$2,672	$4,945	$6,325

(iv) Opinion of Houlihan Lokey

On April 2, 2026, Houlihan Lokey verbally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated April 2, 2026), as to whether the Offer Price to be received by the holders of Shares (other than the holders of Excluded Shares) in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view.

Houlihan Lokey’s opinion was directed to the Special Committee (in its capacity as such) and only addressed whether the Offer Price to be received by the holders of Shares (other than the holders of Excluded Shares) in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view and did not address any other aspect or implication of the Transactions or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex I to this Schedule 14D-9 and describes certain of the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and do not constitute, advice or a recommendation to the Special Committee, the Board, any security holder of the Company or any other person as to whether or not any holder of Shares should tender Shares pursuant to the Offer or how to act or vote with respect to any matter relating to the Transactions.

In connection with its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

1.	reviewed the following agreements and documents:

a.	draft, dated April 2, 2026, of the Merger Agreement;

b.	execution version, dated April 2, 2026, of the Equity Commitment Letter;

2.	reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

3.
reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including the Projections;

4.
spoke with certain members of the management of the Company regarding the business, operations, financial condition and prospects of the Company, the Transactions, the Projections, and related matters;

5.	compared the financial and operating performance of the Company with that of other public companies that Houlihan Lokey deemed to be relevant;

6.	considered publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

7.
reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information.  In addition, management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that the Projections reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and the other matters covered thereby, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they were based.  Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to Houlihan Lokey’s analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments referred to therein were true and correct, (b) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transactions would be satisfied without material waiver thereof, and (d) the Transactions would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto.  Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Transactions would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transactions would be obtained and that no material delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Transactions or the Company that would be material to Houlihan Lokey’s analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any material respect from the draft of the Merger Agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation.  Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company was or may have been a party or was or may have been subject.

Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion.  The credit, financial and stock markets had been experiencing unusual volatility and Houlihan Lokey expressed no opinion or view as to any potential effects of such volatility on the Merger, and its opinion did not purport to address potential developments in any such markets.  Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey’s attention after the date of its opinion. Houlihan Lokey did not express any view or opinion as to the price or range of prices at which Shares could be purchased or sold, or otherwise be transferable, at any time.

Houlihan Lokey’s opinion was furnished for the use of the Special Committee (in its capacity as such) in connection with its evaluation of the Transactions and may not be used for any other purpose without Houlihan Lokey’s prior written consent.  Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Special Committee, the Board, the Company, any security holder or any other party as to how to act, vote, or make any election with respect to any matter relating to, or whether to tender shares in connection with, the Transactions or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Special Committee, the Board, the Company, its security holders or any other party to proceed with or effect the Transactions, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transactions or otherwise (other than the Offer Price to the extent expressly specified in Houlihan Lokey’s opinion), (iii) the fairness of any portion or aspect of the Transactions to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of Houlihan Lokey’s opinion, (iv) the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transactions to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transactions, (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transactions, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transactions, any class of such persons or any other party, relative to the Offer Price or otherwise.  Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice.  Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Special Committee, on the assessments by the Special Committee, the Board, the Company and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company and the Transactions or otherwise.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the Transactions and an evaluation of the results of those analyses is not entirely mathematical.  As a consequence, mathematical derivations (such as the high, low, mean and median) of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment. The estimates contained in the financial forecasts prepared by the management of the Company and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of our company.  Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Special Committee in evaluating the proposed Transactions.  Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Offer Price or of the views of the Special Committee, the Board or management with respect to the Transactions or the Offer Price. Under the terms of its engagement by the Company, neither Houlihan Lokey’s opinion nor any other advice or services rendered by it in connection with the proposed Transactions or otherwise, should be construed as creating, and Houlihan Lokey should not be deemed to have, any fiduciary duty to, or agency relationships with, the Board, the Company, Parent, any security holder or creditor of the Company or Parent or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of consideration payable in the Transactions were determined through negotiation between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Special Committee and the Board.

Financial Analyses

In preparing its opinion to the Special Committee, Houlihan Lokey performed a variety of analyses, including those described below.  The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented.  As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses are readily susceptible to summary description.  Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor.  While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Special Committee on April 2, 2026. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format.  The tables alone do not constitute a complete description of the analyses.  Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•
Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing price of the common stock of the selected companies listed below as of March 30, 2026, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the announced transaction equity price and other public information available at the time of the announcement. The estimates of the future financial performance of the Company relied upon for the financial analyses described below were based on the Projections. The estimates of the future financial performance of the selected companies listed below were based on certain publicly available research analyst estimates for those companies.

Selected Companies Analysis.  Houlihan Lokey reviewed certain data for selected companies, with publicly traded equity securities, that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•	Enterprise value as a multiple of Calendar Year (“CY”) 2025 total revenue (“Revenue”); and

•	Enterprise value as a multiple of estimated CY 2026 Revenue.

The selected companies and resulting data included the following:

•	Certara, Inc.
•	Definitive Healthcare Corp.
•	Health Catalyst, Inc.
•	Indegene Limited
•	OptimizeRx Corporation
•	Simulations Plus, Inc.
•	Veradigm Inc.

Enterprise Value as a Multiple of Revenue
	CY 2025	CY 2026E
Low	0.51x	0.57x
High	2.86x	2.42x
Median	1.18x	1.16x
Mean	1.57x	1.49x

Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of 0.75x to 1.50x CY 2025 Revenue and 0.75x to 1.50x estimated CY 2026 Revenue to corresponding financial data for the Company. The selected companies analysis indicated implied per share value reference ranges of $1.63 to $2.43 per Share based on the selected range of multiples of CY 2025 Revenue and $1.71 to $2.59 per Share based on the selected range of multiples of estimated CY 2026 Revenue, as compared to the proposed Offer Price of $2.17 per Share.

Selected Transactions Analysis.  Houlihan Lokey considered certain financial terms of certain transactions involving target companies that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•	Transaction value as a multiple of latest 12 months (“LTM”) Revenue.

The selected transactions included the following:

Date Announced	Target	Acquiror
3/9/26	Talkspace, Inc.	Universal Health Services, Inc.
7/19/24	Augmedix, Inc.	Commure, Inc.
6/21/24	Sharecare, Inc.	Altaris, LLC
4/8/24	Model N, Inc.	Vista Equity Partners Management, LLC
9/6/23	NextGen Healthcare, Inc.	Thoma Bravo, L.P.
8/7/23	Tabula Rasa HealthCare, Inc.	Exact Care Pharmacy, LLC (Nautic Partners, LLC)
7/6/23	CorEvitas, LLC	Thermo Fisher Scientific Inc.
8/8/22	Pharmaspectra Group Ltd	IQVIA Holdings Inc.
12/20/21	Cerner Corporation	Oracle Corporation
12/8/21	Clinigen Group plc	Triton Investment Management Ltd.
8/19/21	Inovalon Holdings, Inc.	Nordic Capital X-Led Consortium
1/17/20	Decision Resources, Inc.	Clarivate plc

Transaction Value / LTM Revenue
Low	1.19x
High	10.34x
Median	3.64x
Mean	4.29x

Taking into account the results of the selected transactions analysis, Houlihan Lokey applied selected multiple ranges of 1.25x to 2.00x LTM Revenue to the Company’s CY 2025 Revenue. The selected transactions analysis indicated an implied per share value reference range of $2.09 to $2.89 per Share, as compared to the proposed Offer Price of $2.17 per Share.

Discounted Cash Flow Analysis.  Houlihan Lokey performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of the Company based on the Projections.  Houlihan Lokey calculated terminal values for the Company by applying a range of terminal value multiples of 1.25x to 2.00x to the Company’s estimated CY 2030 Revenue. The present values of the Company’s projected future cash flows and terminal values were then calculated using discount rates ranging from 13.50% to 16.50%. The discounted cash flow analysis indicated an implied per share value reference range of $1.77 to $2.70 per Share, as compared to the proposed Offer Price of $2.17 per Share.

Other Information

Houlihan Lokey observed certain additional information that was not considered part of its financial analysis for its opinion but was noted for informational purposes, including, among other things, the following:

Selected Public Price Observations. Houlihan Lokey calculated selected implied premia of the Offer Price relative to the volume weighted average price (“VWAP”) of Shares (a) over several periods ending August 22, 2025, the last completed trading day prior to the Company’s announcement before market close on August 25, 2025 that it received a non-binding proposal from a consortium of investors led by Max Wygod, Chairman and Chief Executive Officer, together with certain other senior executives and existing stockholders of the Company to acquire all Shares that were not owned by the Consortium for $2.10 per share and (b) over several periods ending March 30, 2026, as well as certain closing prices of Shares as follows:

	Selected Metric*		Implied Premium (Discount) of Offer Price Over Selected Metric
Trading Period as of	8/22/25	3/30/26	8/22/25	3/30/26
1-Day Closing Price	$1.77	$2.07	22.6%	4.8%
5-Day VWAP	$1.89	$2.05	15.0%	5.6%
10-Day VWAP	$1.92	$2.06	13.2%	5.5%
20-Day VWAP	$1.92	$2.07	12.8%	4.9%
30-Day VWAP	$1.94	$2.08	12.0%	4.6%
3-Month VWAP	$1.98	$2.09	9.9%	3.8%
6-Month VWAP	$1.98	$2.41	9.4%	(9.9%)
1-Year VWAP	$2.23	$2.33	(2.6%)	(6.8%)
52-Week High	$4.03	$2.71	(46.2%)	(19.9%)
52-Week Low	$1.64	$1.64	32.3%	32.3%

* Closing prices per Capital IQ. VWAP based on cumulative trading activity over designated number of trading days (based on intraday trading) per Bloomberg as of (a) 8/22/25 and (b) 3/30/26. Reference to “Day” is based on trading days and reference to “Month” is based on calendar months.

Other Presentations by Houlihan Lokey

In addition to the materials reviewed with the Special Committee on April 2, 2026 described above, which will be filed with the SEC as an exhibit to the Schedule 13E-3 being filed in connection with the Transactions, Houlihan Lokey provided discussion materials to the Special Committee dated October 28, 2025, December 18, 2025, January 20, 2026, January 28, 2026, February 11, 2026 and March 11, 2026 (collectively, the “Preliminary Materials”), which will be attached as exhibits to such Schedule 13E-3. The Preliminary Materials do not constitute, or form the basis for, an opinion of Houlihan Lokey. A summary of the Preliminary Materials is provided below. The following summary, however, does not purport to be a complete description of the Preliminary Materials. These discussion materials and Houlihan Lokey’s written opinion will be available for any interested stockholder of the Company to inspect and copy at the Company’s executive offices during regular business hours. The preliminary financial analyses and other information in such Preliminary Materials were based on information and data that were available as of the dates of the presentations.  Houlihan Lokey also continued to update and refine various aspects of its financial analyses in its subsequent materials. Accordingly, the results and other information presented in the Preliminary Materials may differ from the Houlihan Lokey materials dated April 2, 2026. The financial analyses performed by Houlihan Lokey in relation to its opinion dated April 2, 2026 supersede all analyses and information included in the Preliminary Materials.

The October 28, 2025 materials included, among other information, (i) historical and projected revenue information and (ii) other financial data and information relevant to the evaluation of a potential transaction.

The December 18, 2025 materials included, among other information, (i) an illustrative preliminary selected companies analysis, which was substantially similar to the selected companies analysis described above under Item 4(iv) Opinion of Houlihan Lokey - Selected Companies Analysis with the exception that the analysis reflected stock prices and other publicly available financial information as of December 12, 2025, (ii) an illustrative preliminary selected transactions analysis, which was substantially similar to the selected transactions analysis described above under Item 4(iv) Opinion of Houlihan Lokey - Selected Transactions Analysis, with the exception of the addition of a selected transaction announced on March, 9 2026, (iii) an illustrative preliminary discounted cash flow analysis, which was substantially similar to the discounted cash flow analysis described above under Item 4(iv) Opinion of Houlihan Lokey - Discounted Cash Flow Analysis, with the exception that the stock prices, betas, risk-free rates and other public information utilized in discount rate calculations were as of December 12, 2025, (iv) historical share price data, (v) selected trading and market data and (vi) other financial data and information relevant to the evaluation of a potential transaction.

The January 20, 2026 materials included, among other information, (i) a summary of changes in selected companies trading multiples, based on stock prices and other publicly available financial information as of January 16, 2026, versus prior materials; and (ii) historical share price data.

The January 28, 2026 materials included, among other information, (i) a summary of changes in selected companies trading multiples, based on stock prices and other publicly available financial information as of January 26, 2026, versus prior materials; and (ii) historical share price data.

The February 11, 2026 materials included, among other information, (i) a summary of changes in selected companies stock prices and trading multiples, based on stock prices and other publicly available financial information as of February 9, 2026, versus prior materials; and (ii) historical share price data.

The March 11, 2026 materials included, among other information, (i) a summary of changes in selected companies stock prices and trading multiples, based on stock prices and other publicly available financial information as of March 9, 2026, versus prior materials; and (ii) historical share price data.

Miscellaneous

Houlihan Lokey was engaged by the Special Committee to provide an opinion to the Special Committee as to whether the Offer Price to be received by the holders of Shares (other than the holders of Excluded Shares) in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view. The Special Committee engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings.  Pursuant to its engagement by the Special Committee, Houlihan Lokey is entitled to an aggregate fee of up to $2,500,000 for its services, which amount includes a fee of $1,250,000 that became payable to Houlihan Lokey after delivery of Houlihan Lokey’s opinion (which includes $750,000 for delivering such opinion and $500,000 for retainer fees and other services). The remaining $1,250,000 will become payable to Houlihan Lokey upon the consummation of the Transactions.  The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, or any other party that may be involved in the Transactions and their respective affiliates or security holders or any currency or commodity that may be involved in the Transactions.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, other participants in the Transactions or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation.  In addition, employees of Houlihan Lokey and its affiliates in the past may have had, currently may be having, or in the future may have, business interactions with certain members of the Special Committee, the Board, or senior management of the Company, Parent or affiliates thereof.  Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, other participants in the Transactions or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

(vi) Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors that are not members of the Consortium currently intend to tender (and not withdraw), or cause to be tendered (and not withdrawn), pursuant to the Offer all Shares held of record and beneficially owned by such persons immediately prior to the Expiration Date, as it may be extended from time to time (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

The Special Committee selected Houlihan Lokey as its financial advisor in connection with the Transactions and to provide financial advisory services, including rendering an opinion to the Special Committee as to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares (other than the holders of Excluded Shares) in the Offer and the Merger pursuant to the Merger Agreement. Neither Houlihan Lokey’s opinion to the Special Committee, nor the summary of its opinion and the related analyses referred to above under “Item 4. The Solicitation or Recommendation,” are intended to be, and do not constitute, advice or a recommendation to the Special Committee, the Board, any security holder of our company or any other person as to whether or not any holder of Shares should tender Shares pursuant to the Offer or how to act or vote with respect to any matter relating to the Transactions or any other matter. In connection with Houlihan Lokey’s services as a financial advisor to the Special Committee, the Company has agreed to pay Houlihan Lokey an aggregate fee of up to $2,500,000 for its services, which amount includes a fee of $1,250,000 that became payable to Houlihan Lokey after delivery of Houlihan Lokey’s opinion (which includes $750,000 for delivering such opinion and $500,000 for retainer fees and other services). The remaining $1,250,000 will become payable to Houlihan Lokey upon the consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Houlihan Lokey’s expenses arising, and to indemnify each of Houlihan Lokey and related persons against certain liabilities that may arise, out of Houlihan Lokey’s engagement.

Additional information pertaining to the retention of Houlihan Lokey by the Company disclosed in Item 4 under “Item 4. The Solicitation or Recommendation” is hereby incorporated by reference in this Item 5.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders on its behalf with respect to the Transactions.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers, affiliates or subsidiaries of the Company, during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 or as incorporated by reference herein (including the exhibits hereto), the Company is not undertaking or engaging in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 13 (The Transaction Documents-The Merger Agreement) of the Offer to Purchase.

Item 8.	Additional Information.

Golden Parachute Compensation

The information set forth in “Item 3. Past Contacts, Transactions, Negotiations and Agreements-(a) Arrangements between the Company and its Executive Officers, Directors and Affiliates-Golden Parachute Compensation” is incorporated herein by reference.

Conditions to the Offer

The information set forth in Section 15 (Conditions to the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval of the Merger Not Required.

Section 3-106.1 of the MGCL provides that stockholder approval of a merger is not required if certain requirements are met, including, among other things, that (i) with certain limited exceptions, the acquiring entity consummates a tender offer for any and all of the outstanding stock of the corporation to be acquired that, absent Section 3-106.1 of the MGCL, would be entitled to vote on the subject merger, (ii) following the consummation of such tender offer, the acquiring entity and its direct and indirect parents and subsidiaries own at least such percentage of the stock of the corporation to be acquired that, absent Section 3-106.1 of the MGCL, would be required to approve the merger and (iii) each outstanding share of each class or series of shares of the subject corporation that is the subject of and not irrevocably accepted for purchase or exchange in the offer is converted in the merger into, or into the right to receive, the same amount and kind of cash, property, rights, or securities paid for shares of the class or series of shares of the subject corporation irrevocably accepted for purchase or exchange in the offer. In addition, under Section 3-106.1 of the MGCL, the acquiring entity must give notice that satisfies the requirements of Section 3-106.1(e)(1) of the MGCL at least 20 business days prior to the articles of merger being filed with Maryland Department of Assessments and Taxation to all stockholders of record of the corporation to be acquired who, except for the application of Section 3-106.1 of the MGCL, would be entitled to vote on the merger on the date that notice is given or on a record date fixed for that purpose that is not more than 10 days before the date that notice is given. If the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will hold a sufficient number of Shares to complete the Merger without any vote of Forian’s stockholders. Subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser and Forian are required to effect the Merger pursuant to Section 3-106.1 of the MGCL following consummation of the Offer.

State Anti-Takeover Laws

Under Subtitle 6 of Title 3 of the MGCL (the “Business Combination Act”), business combinations between a Maryland corporation and an interested stockholder or the interested stockholder’s affiliate are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. For this purpose, the term “business combinations” includes, among other things, mergers, consolidations, share exchanges or, in circumstances specified in the MGCL, certain asset transfers and certain issuances or reclassifications of equity securities. An “interested stockholder” is defined for this purpose as: (i) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or (ii) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation. A person is not an interested stockholder under the MGCL if the board of directors approved in advance the transaction by which the person otherwise would become an interested stockholder.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares of stock held by the interested stockholder or its affiliate with whom the business combination is to be effected, or held by an affiliate or associate of the interested stockholder.

These super majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares of common stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares of common stock.

None of these provisions of the MGCL will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. The Board has approved the Offer, the Merger and the execution, delivery and performance of the Merger Agreement and the transactions contemplated by the Merger Agreement and, pursuant to the business combination statute, the Board has, in its Articles of Incorporation, opted out of the applicability of business combination provisions of the statute. Purchaser will not become an “interested stockholder” as defined in the Business Combination Act, and the Business Combination Act will not apply to the Merger Agreement or the transactions contemplated by the Merger Agreement. Consequently, the five-year prohibition and the supermajority vote requirements will not apply to the Merger.

Control Share Acquisitions

The MGCL provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with regard to those shares except to the extent approved by the affirmative vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares of common stock owned by the acquirer, by officers or by employees who are directors of the corporation are not entitled to vote on the matter. “Control shares” are voting shares of stock that, if aggregated with all other shares of stock owned by the acquirer or with respect to which the acquirer has the right to vote or to exercise or direct the exercise of voting power, other than solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting powers:

•	one-tenth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more of all voting power.

Control shares do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. Except as otherwise specified in the statute, a “control share acquisition” means the direct or indirect acquisition of issued and outstanding control shares.

A person who has made or proposes to make a control share acquisition may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the holder of the shares of stock acquired or proposed to be acquired. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved for the control shares at the meeting or if the acquiring person does not deliver an “acquiring person statement” for the control shares as required by the statute, the corporation may redeem any or all of the control shares for their fair value, except for control shares for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined for this purpose without regard to the absence of voting rights for the control shares, and is to be determined as of the date of the last control share acquisition or, if a meeting of stockholders is held at which the voting rights for control shares are considered and not approved as of the date of such meeting.

If voting rights for the holder of the control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares of stock as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply (i) to shares of stock acquired in a merger or consolidation or on a share exchange if the corporation is a party to the transaction or (ii) to acquisitions approved or exempted by the charter or bylaws of the corporation. As permitted by the MGCL, the Company has provided in its bylaws that the control share provisions of the MGCL will not apply to any acquisition by any person of shares of the Company’s stock.

Appraisal Rights

If the merger is consummated, holders of record of Forian common stock who follow the procedures specified by Sections 3-201 through 3-213 of the MGCL, will be entitled to determination and payment in cash of the “fair value” of their stock (as determined immediately before the effective time of the merger), plus accrued interest from the effective time of the merger until the date of payment. Forian stockholders who elect to follow these procedures are referred to as dissenting stockholders.

The following summary of the provisions of Sections 3-201 through 3-213 of the MGCL is not intended to be a complete statement of such provisions, the full text of which is attached hereto as Annex II, and is qualified in its entirety by reference thereto.

Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Sections 3-201 through 3-213 of the MGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that the Company’s stockholders or beneficial owners exercise appraisal rights under Sections 3-201 through 3-213 of the MGCL.

A holder of Forian common stock who desires to exercise its appraisal rights (i) must file with Forian, within 30 days after notice of the merger is given or waived under Section 3-106 of the MGCL, a written objection to the merger which shall be delivered to Forian and (ii) within 20 days after acceptance of the articles of merger by the Maryland State Department of Assessments and Taxation, must make a written demand on Forian for payment of the stock that states the number and class of shares for which payment is demanded. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF THE MERGER UNDER SECTION 3-106 OF THE MGCL. All written objections to the merger and all written demands for payment of the fair value of Forian common stock should be delivered to Forian Inc., 41 University Drive, Suite 400, Newtown, PA, Attention: General Counsel.

Forian will promptly notify each objecting stockholder in writing of the date the articles of merger are accepted for record by the Department of Assessments and Taxation of the State of Maryland. Forian may also send a written offer to pay the objecting stockholder what it considers to be the fair value of the stockholders stock, and each offer shall be accompanied by the following information relating to Forian: (i) a balance sheet as of a date not more than six months before the date of the offer; (ii) a profit and loss statement for the 12 months ending on the date of the balance sheet; and (iii) any other information Forian considers pertinent. Forian will deliver the notice and offer to each objecting stockholder personally or mail them to the stockholder by certified mail, return receipt requested, bearing a postmark from the United States Postal Service, at the address the stockholder gives Forian in writing, or, if none, at his address as it appears on the records of Forian.

Within 50 days after the Department of Assessments and Taxation of the State of Maryland accepts the articles of merger for record, Forian or the objecting stockholder who has not received payment for the stockholder’s stock, and who has complied with the statutory requirements above, may petition the Circuit Court of Maryland for an appraisal to determine the fair value of the stock. Forian is not obligated to, and has no present intention to, file a petition with respect to an appraisal of the fair value of Forian common stock. Accordingly, it is the obligation of objecting holders of Forian common stock to initiate all necessary action to perfect their appraisal rights within the time period prescribed by Section 3-208 of the MGCL.

If a petition for an appraisal is timely filed, after a hearing on the petition, the court will determine the holders of Forian common stock that are entitled to appraisal rights and will appoint three disinterested appraisers to determine the fair value of the Forian common stock on terms and conditions the court considers proper. Within 60 days after appointment (or such longer period as the court may direct), the appraisers will file with the court and mail to each party to the proceeding their report stating their conclusion as to the fair value of the stock.

Within 15 days after the filing of this report, any party may object to such report and request a hearing. The court shall, upon motion of any party, enter an order confirming, modifying or rejecting such report and, if confirmed or modified, enter judgment directing the time within which payment for the fair value shall be made by Forian. If the appraisers’ report is rejected, the court may determine the fair value of the stock of the objecting stockholder or may remit the proceeding to the same or other appraisers. Any judgment entered pursuant to a court proceeding shall include interest from the date of the Forian stockholders’ vote on the merger. The cost of the appraisal proceedings, including compensation and expenses of the appraisers, will be Forian’s responsibility, except that all or any part of the expenses may be assessed against any and all of the objecting stockholders to whom an offer to pay for common stock has been made, if the court finds the failure to accept the offer was arbitrary and vexatious or not in good faith. Costs of the proceedings will not include fees and expenses of counsel. Costs of the proceedings may include fees and expenses of experts only if Forian did not make an offer of payment for the objecting stockholder’s common stock or if the value of the common stock as determined in the appraisal proceeding materially exceeds the amount offered by Forian. The court’s judgment is final and conclusive on all parties and has the same force and effect as other decrees in equity.

The fair value of the objecting stockholder’s Forian common stock as determined under Sections 3-201 through 3-213 of the MGCL could be more than, the same as or less than the value of the Forian stock the objecting stockholder would receive in the merger if the objecting stockholder did not seek appraisal of the Forian common stock. If the objecting stockholder has duly demanded the payment of the fair value of its Forian common stock in compliance with Section 3-203 of the MGCL, the objecting stockholder will not, after making such demand, be entitled to, with respect to such shares of stock, the payment of dividends or other distributions payable to holders of record on a record date occurring after the close of business on the date the stockholders approved the merger agreement and the merger. Fair value may not include any appreciation or depreciation that directly or indirectly results from the transaction objected to or from its proposal.

If an objecting stockholder fails to comply strictly with these procedures the objecting stockholder will lose its appraisal rights. Consequently, if an objecting stockholder wishes to exercise its appraisal rights, it is strongly urged that an objecting stockholder consult a legal advisor before attempting to exercise its appraisal rights.

If you are a holder of shares and you wish to seek appraisal rights, you are urged to review the applicable Maryland statutes attached hereto as Annex II.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Regulatory Approvals

The Company and Parent are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger. If the parties become aware of any notices, reports and other documents required to filed with respect to the Offer or the Merger, Parent and the Company have agreed to use reasonable best efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 27, 2026 and any subsequent Quarterly Reports on Form 10-Q.

Legal Proceedings

As of the date of this Schedule 14D-9, there is no pending litigation that the Company is aware of challenging the Offer, the Merger or the Transactions.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Schedule 14D-9 may constitute “forward-looking statements” within the meaning of the federal securities laws, including, but not limited to, statements regarding the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the subsequent merger set forth in the Merger Agreement, and the possibility of any termination of the Merger Agreement. Words such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “estimate,” “predict,” “potential,” “anticipate,” “goal,” “opportunity,” “develop,” “plan” or the negative of these terms, and similar expressions, or statements regarding intent, belief, or current expectations, are forward looking statements. While the Company believes these forward-looking statements are reasonable, undue reliance should not be placed on any such forward-looking statements, which are based on information available to us on the date of this Solicitation/Recommendation Statement. These forward-looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties (including, without limitation, those set forth in the Company’s filings with the SEC), many of which are beyond the Company’s control and subject to change. Actual results could be materially different. Risks and uncertainties include: risks associated with the timing of the closing of the proposed transactions, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transactions will not occur; uncertainties as to how many of the Company’s stockholders will tender their shares in the offer; the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions; the possibility that competing offers will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the Transactions; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; unanticipated difficulties or expenditures relating to the proposed transactions, the response of business partners and competitors to the announcement of the proposed transactions, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed transactions; and other risks and uncertainties identified in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025 and other subsequent disclosure documents filed with the SEC as well as the tender offer materials filed by Parent and Purchaser and this Solicitation/Recommendation Statement, in each case as amended by any subsequent filings made with the SEC. Neither Parent nor the Company undertakes any obligation to update or alter any statements whether as a result of new information, future events or otherwise, except as required by law.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 16, 2026 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser with the SEC on April 16, 2026 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (including IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, published on April 16, 2026, in The New York Times (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Press Release of the Company, Inc., dated April 3, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company, Inc. with the SEC on April 3, 2026).

(a)(5)(B)	Opinion of Houlihan Lokey, Inc., dated April 2, 2026 (included as Annex I to this Schedule 14D-9).

(a)(5)(C)
Consortium Agreement, dated August 25, 2025, by and among 2025 Acquisition Company, LLC, Max C. Wygod and other consortium members (incorporated by reference to Exhibit 99.2 to Schedule 13D filed by 2025 Acquisition Company, LLC, Max C. Wygod and other consortium members with the SEC on August 25, 2025).

(a)(5)(D)
Amendment No. 1 to the Consortium Agreement, dated April 2, 2026, by and among Max C. Wygod and other consortium members (incorporated by reference to Exhibit 99.18 to Schedule 13D/A filed by 2025 Acquisition Company, LLC, Max C. Wygod and other consortium members with the SEC on April 6, 2026).

(a)(5)(E)
Equity Commitment Letter, date April 2, 2026, by and between 2025 Acquisition Company, LLC and Max Wygod & Emily W Bushnell Co-TTEE Wygod Family Rev LT U/T/A (incorporated by reference to Exhibit 99.20 to Schedule 13D/A filed by 2025 Acquisition Corporation, Max C. Wygod and other consortium members with the SEC on April 6, 2026).

(e)(1)
Agreement and Plan of Merger, dated as of April 2, 2026, among Forian Inc., 2025 Acquisition Company, LLC and Bravo Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company, Inc. with the SEC on April 3, 2026).

(e)(2)
Confidentiality Agreement, dated September 29, 2025, by and between Forian Inc. and 2025 Acquisition Corporation (incorporated by reference to Exhibit 99.3 to the Schedule 13D/A filed by the Reporting Persons with the SEC on October 3, 2025).

(e)(3)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 12, 2026).

(e)(4)	Forian Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 of the Company’s Form S-8 (Reg. No. 333-268470) filed with the SEC on November 18, 2022).

(e)(5)	Helix TCS, Inc. 2017 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.6 of the Company’s Form S-8 filed with the SEC on March 5, 2021).

(e)(6)	Bio-Tech Medical Software, Inc. 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.32 of Helix’s Form 8-K filed with the SEC on June 5, 2018).

(e)(7)	Offer Letter, dated March 25, 2020, by and between MOR and Max Wygod (incorporated by reference to Exhibit 10.3 of the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2021).

(e)(8)	Offer Letter, dated March 25, 2020, by and between MOR and Adam Dublin (incorporated by reference to Exhibit 10.4 of the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2021).

(e)(9)
Employment Agreement, dated as of September 2, 2021, by and between the Company and Michael Vesey (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on September 2, 2021).

(e)(10)*	Employment Agreement, dated as of August 3, 2025, by and between the Company and Caroline McGrail.

(g)	Not applicable.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORIAN INC.

By:	/s/ Max Wygod
Name:	Max Wygod
Title:	Chief Executive Officer

Dated: April 16, 2026

Annex I

April 2, 2026

The Special Committee of the Board of Directors of Forian Inc. Forian Inc.
41 University Drive, Suite 400
Newtown, PA 18940
Attn: Ian G. Banwell, Chair of the Special Committee of the Board of Directors of Forian Inc. Dear Members of the Special Committee of the Board of Directors:

We understand that Forian Inc. (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) by and among the Company, 2025 Acquisition Company, LLC (“Parent”) and Bravo Merger Sub, Inc., a wholly owned subsidiary of Parent (“Purchaser”), pursuant to which, among other things, (a) Parent will cause Purchaser to commence a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) at a purchase price of $2.17 per share in cash (the “Consideration”) and (b) following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) and that (i) upon the consummation of the Offer, each outstanding share of Company Common Stock validly tendered and not properly withdrawn pursuant to the terms of the Offer will be accepted for payment and Purchaser shall pay the Consideration for such shares, (ii) upon consummation of the Merger, each remaining share of Company Common Stock (other than the Excluded Shares (as defined below)) will be cancelled pursuant to the Merger and will be converted into, and will be exchangeable solely for, the right to receive the Consideration and (iii) upon consummation of the Merger, the Company will become a wholly owned subsidiary of Parent. For purposes of this opinion letter, “Excluded Shares” means, collectively, (a) the Company Common Stock held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (b) the Company Common Stock held by any direct or indirect wholly owned subsidiary of the Company and (c) the Dissenting Shares (as defined in the Agreement).

The Special Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Committee as to whether, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than the holders of the Excluded Shares) (collectively, the “Unaffiliated Shareholders”) in the Transaction pursuant to the Agreement is fair to such holders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the following agreements and documents:

a.	draft, dated April 2, 2026, of the Agreement;
b.	execution version, dated April 2, 2026, of the Equity Commitment Letter;

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.
reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections prepared by the management of the Company and approved for our use by the Committee relating to the Company for the fiscal years ending December 31, 2026 through December 31, 2030 (the “Financial Projections”);

245 Park Avenue, 20th Floor, New York, New York 10167  212.497.4100  HL.com

Broker/ dealer services through Houlihan Lokey Capital, Inc.

4.
spoken with certain members of the management of the Company regarding the business, operations, financial condition and prospects of the Company, the Transaction, the Financial Projections, and related matters;

5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;

6.	considered publicly available financial terms of certain transactions that we deemed to be relevant;

7.
reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the Financial Projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and the other matters covered thereby, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without material waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no material delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any material respect from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Company or the Transaction, and this Opinion does not purport to address potential developments in any such markets. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to the price or range of prices at which shares of the Company Common Stock may be purchased or sold, or otherwise be transferable, at any time.

This Opinion is furnished for the use of the Committee (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, the Company, any security holder or any other party as to how to act, vote, or make any election with respect to any matter relating to, or whether to tender shares in connection with, the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, employees of Houlihan Lokey and its affiliates in the past may have had, currently may be having, or in the future may have, business interactions with certain members of the Committee, the Board, or senior management of the Company, Parent or affiliates thereof. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Houlihan Lokey has also acted as financial advisor to the Committee in connection with, and has participated in certain of the negotiations leading to, the Transaction and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Transaction. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction or the conclusion contained in this Opinion. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee, on the assessments by the Committee, the Board, the Company and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the Unaffiliated Shareholders in the Transaction pursuant to the Agreement is fair to such holders from a financial point of view.

Very truly yours,

HOULIHAN LOKEY CAPITAL, INC.

Annex II
 Title 3 Subtitle 2
Maryland General Corporation Law

§ 3-201. Definitions

(a) In this subtitle the following words have the meanings indicated.

(b) “Affiliate” has the meaning stated in § 3-601 of this title.

(c) “Associate” has the meaning stated in § 3-601 of this title.

(d) “Beneficial owner”, when used with respect to any voting stock, means a person that:

(1) Individually or with any of its affiliates or associates, beneficially owns voting stock, directly or indirectly;

(2) Individually or with any of its affiliates or associates, has:

(i) The right to acquire voting stock (whether the right is exercisable immediately or within 60 days after the date on which beneficial ownership is determined), in accordance with any agreement, arrangement, or understanding, on the exercise of conversion rights, exchange rights, warrants, or options, or otherwise; or

(ii) Except solely by virtue of a revocable proxy, the right to vote voting stock in accordance with any agreement, arrangement, or understanding; or

(3) Except solely by virtue of a revocable proxy, has any agreement, arrangement, or understanding for the purpose of acquiring, holding, voting, or disposing of voting stock with any other person that beneficially owns, or the affiliates or associates of which beneficially own, directly or indirectly, the voting stock.

(e) “Executive officer” means a corporation’s president, any vice president in charge of a principal business unit, division, or function, such as sales, administration, or finance, any other person who performs a policy making function for the corporation, or any executive officer of a subsidiary of the corporation who performs a policy making function for the corporation.

(f)(1) “Successor”, except when used with respect to a share exchange, includes a corporation which amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock, unless the right to do so is reserved by the charter of the corporation.

(2) “Successor”, when used with respect to a share exchange, means the corporation the stock of which was acquired in the share exchange.

(g) “Voting stock” has the meaning stated in § 3-601 of this title.

§ 3-202. Fair value, right to from successors
(a) Except as provided in subsection (c) of this section, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder’s stock from the successor if:

(1) The corporation consolidates or merges with another corporation;

(2) The stockholder’s stock is to be acquired in a share exchange;

(3) The corporation transfers its assets in a manner requiring action under § 3-105(e) of this title;

(4) The corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder’s rights, unless the right to do so is reserved by the charter of the corporation;

(5) The transaction is governed by § 3-602 of this title or exempted by § 3-603(b) of this title; or

(6) The corporation is converted in accordance with § 3-901 of this title.

(b)(1) Fair value is determined as of the close of business:

(i) With respect to a merger under § 3-106 or § 3-106.1 of this title, on the day notice is given or waived under § 3-106 or § 3-106.1 of this title; or

(ii) With respect to any other transaction, on the day the stockholders voted on the transaction objected to.

(2) Except as provided in paragraph (3) of this subsection, fair value may not include any appreciation or depreciation which directly or indirectly results from the transaction objected to or from its proposal.

(3) In any transaction governed by § 3-602 of this title or exempted by § 3-603(b) of this title, fair value shall be value determined in accordance with the requirements of § 3-603(b) of this title.

(c) Unless the transaction is governed by § 3-602 of this title or is exempted by § 3-603(b) of this title, a stockholder may not demand the fair value of the stockholder’s stock and is bound by the terms of the transaction if:

(1) Except as provided in subsection (d) of this section, any shares of the class or series of the stock are listed on a national securities exchange:

(i) With respect to a merger under § 3-106 or § 3-106.1 of this title, on the date notice is given or waived under § 3-106 or § 3-106.1 of this title; or

(ii) With respect to any other transaction, on the record date for determining stockholders entitled to vote on the transaction objected to;

(2) The stock is that of the successor in a merger, unless:

(i) The merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or

(ii) The stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor;

(3) The stock is not entitled, other than solely because of § 3-106 or § 3-106.1 of this title, to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction;

(4) The charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder under this subtitle; or

(5) The stock is that of an open-end investment company registered with the Securities and Exchange Commission under the Investment Company Act of 19401 and the value placed on the stock in the transaction is its net asset value.

(d) With respect to a merger, consolidation, or share exchange, a stockholder of a Maryland corporation who otherwise would be bound by the terms of the transaction under subsection (c)(1) of this section may demand the fair value of the stockholder’s stock if:

(1) In the transaction, stock of the corporation is required to be converted into or exchanged for anything of value except:

(i) Stock of the corporation surviving or resulting from the merger, consolidation, or share exchange, stock of any other corporation, or depositary receipts for any stock described in this item;

(ii) Cash in lieu of fractional shares of stock or fractional depositary receipts described in item (i) of this item; or

(iii) Any combination of the stock, depositary receipts, and cash in lieu of fractional shares or fractional depositary receipts described in items (i) and (ii) of this item;

(2) The directors and executive officers of the corporation were the beneficial owners, in the aggregate, of 5 percent or more of the outstanding voting stock of the corporation at any time within the 1-year period ending on:

(i) The day the stockholders voted on the transaction objected to; or

(ii) With respect to a merger under § 3-106 or § 3-106.1 of this title, the effective date of the merger; and

(3) Unless the stock is held in accordance with a compensatory plan or arrangement approved by the board of directors of the corporation and the treatment of the stock in the transaction is approved by the board of directors of the corporation, any stock held by persons described in item (2) of this subsection, as part of or in connection with the transaction and within the 1-year period described in item (2) of this subsection, will be or was converted into or exchanged for stock of a person, or an affiliate of a person, who is a party to the transaction on terms that are not available to all holders of stock of the same class or series.

(e) If directors or executive officers of the corporation are beneficial owners of stock in accordance with § 3-201(d)(2)(i) of this subtitle, the stock is considered outstanding for purposes of determining beneficial ownership by a person under subsection (d)(2) of this section.

§ 3-203. Duties of objecting stockholders

(a) A stockholder of a corporation who desires to receive payment of the fair value of the stockholder’s stock under this subtitle:

(1) Shall file with the corporation a written objection to the proposed transaction:

(i) With respect to a merger under § 3-106 or § 3-106.1 of this title, within 30 days after notice is given or waived under § 3-106 or § 3-106.1 of this title; or

(ii) With respect to any other transaction, at or before the stockholders’ meeting at which the transaction will be considered or, in the case of action taken under § 2-505(b) of this article, within 10 days after the corporation gives the notice required by § 2-505(b) of this article;

(2) May not vote in favor of the transaction; and

(3) Shall make a written demand on the successor for payment for the stockholder’s stock, stating the number and class of shares for which the stockholder demands payment:

(i) Within 20 days after the Department accepts the articles for record; or

(ii) Within 20 days after consummation of the transfer or transaction with respect to:

1. A transfer of assets in a manner requiring stockholder approval under § 3-105 of this title; or

2. A transaction that is governed by § 3-603(b) of this title or exempted by § 3-603(b) of this title, for which no articles are required to be filed with the Department.

 (b) A stockholder who fails to comply with this section is bound by the terms of the consolidation, merger, share exchange, transfer of assets, or charter amendment.

§ 3-204. Effect of demand

A stockholder who demands payment for his stock under this subtitle:

(1) Has no right to receive any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under § 3-202 of this subtitle; and

(2) Ceases to have any rights of a stockholder with respect to that stock, except the right to receive payment of its fair value.

§ 3-205. Consent to demand withdrawal

A demand for payment may be withdrawn only with the consent of the successor.

§ 3-206. Restoration of stockholder rights

(a) The rights of a stockholder who demands payment are restored in full, if:

(1) The demand for payment is withdrawn;

(2) A petition for an appraisal is not filed within the time required by this subtitle;

(3) A court determines that the stockholder is not entitled to relief; or

(4) The transaction objected to is abandoned or rescinded.

(b) The restoration of a stockholder’s rights entitles him to receive the dividends, distributions, and other rights he would have received if he had not demanded payment for his stock. However, the restoration does not prejudice any corporate proceedings taken before the restoration.

§ 3-207. Successor’s duty, notice and offer

(a)(1) The successor promptly shall notify each objecting stockholder in writing of the date the articles are accepted for record by the Department.

(2) The successor also may send a written offer to pay the objecting stockholder what it considers to be the fair value of his stock. Each offer shall be accompanied by the following information relating to the corporation which issued the stock:

(i) A balance sheet as of a date not more than six months before the date of the offer;

(ii) A profit and loss statement for the 12 months ending on the date of the balance sheet; and

(iii) Any other information the successor considers pertinent.

(b) The successor shall deliver the notice and offer to each objecting stockholder personally or mail them to him by certified mail, return receipt requested, bearing a postmark from the United States Postal Service, at the address he gives the successor in writing, or, if none, at his address as it appears on the records of the corporation which issued the stock.

§ 3-208. Petition for appraisal

(a) Within 50 days after the Department accepts the articles for record, the successor or an objecting stockholder who has not received payment for his stock may petition a court of equity in the county where the principal office of the successor is located or, if it does not have a principal office in this State, where the resident agent of the successor is located, for an appraisal to determine the fair value of the stock.

(b)(1) If more than one appraisal proceeding is instituted, the court shall direct the consolidation of all the proceedings on terms and conditions it considers proper.

(2) Two or more objecting stockholders may join or be joined in an appraisal proceeding.

§ 3-209. Submission of certificate for notation

(a) At any time after a petition for appraisal is filed, the court may require the objecting stockholders parties to the proceeding to submit their stock certificates to the clerk of the court for notation on them that the appraisal proceeding is pending. If a stockholder fails to comply with the order, the court may dismiss the proceeding as to him or grant other appropriate relief.

(b) If any stock represented by a certificate which bears a notation is subsequently transferred, the new certificate issued for the stock shall bear a similar notation and the name of the original objecting stockholder. The transferee of this stock does not acquire rights of any character with respect to the stock other than the rights of the original objecting stockholder.

§ 3-210. Report of appraisers

(a) If the court finds that the objecting stockholder is entitled to an appraisal of his stock, it shall appoint three disinterested appraisers to determine the fair value of the stock on terms and conditions the court considers proper. Each appraiser shall take an oath to discharge his duties honestly and faithfully.

(b) Within 60 days after their appointment, unless the court sets a longer time, the appraisers shall determine the fair value of the stock as of the appropriate date and file a report stating the conclusion of the majority as to the fair value of the stock.

(c) The report shall state the reasons for the conclusion and shall include a transcript of all testimony and exhibits offered.

(d)(1) On the same day that the report is filed, the appraisers shall mail a copy of it to each party to the proceedings.

(2) Within 15 days after the report is filed, any party may object to it and request a hearing.

§ 3-211. Court order upon appraisers report

(a) The court shall consider the report and, on motion of any party to the proceeding, enter an order which:

(1) Confirms, modifies, or rejects it; and

(2) If appropriate, sets the time for payment to the stockholder.

(b)(1) If the appraisers’ report is confirmed or modified by the order, judgment shall be entered against the successor and in favor of each objecting stockholder party to the proceeding for the appraised fair value of his stock.

(2) If the appraisers’ report is rejected, the court may:

(i) Determine the fair value of the stock and enter judgment for the stockholder; or

(ii) Remit the proceedings to the same or other appraisers on terms and conditions it considers proper.

(c)(1) Except as provided in paragraph (2) of this subsection, a judgment for the stockholder shall award the value of the stock and interest from the date as at which fair value is to be determined under § 3-202 of this subtitle.

(2) The court may not allow interest if it finds that the failure of the stockholder to accept an offer for the stock made under § 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

(i) The price which the successor offered for the stock;

(ii) The financial statements and other information furnished to the stockholder; and

(iii) Any other circumstances it considers relevant.

(d)(1) The costs of the proceedings, including reasonable compensation and expenses of the appraisers, shall be set by the court and assessed against the successor. However, the court may direct the costs to be apportioned and assessed against any objecting stockholder if the court finds that the failure of the stockholder to accept an offer for the stock made under § 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

(i) The price which the successor offered for the stock;

(ii) The financial statements and other information furnished to the stockholder; and

(iii) Any other circumstances it considers relevant.

(2) Costs may not include attorney’s fees or expenses. The reasonable fees and expenses of experts may be included only if:

(i) The successor did not make an offer for the stock under § 3-207 of this subtitle; or

(ii) The value of the stock determined in the proceeding materially exceeds the amount offered by the successor.

(e) The judgment is final and conclusive on all parties and has the same force and effect as other decrees in equity. The judgment constitutes a lien on the assets of the successor with priority over any mortgage or other lien attaching on or after the effective date of the consolidation, merger, transfer, or charter amendment.

§ 3-212. Surrender of stock to successor

The successor is not required to pay for the stock of an objecting stockholder or to pay a judgment rendered against it in a proceeding for an appraisal unless, simultaneously with payment:

(1) The certificates representing the stock are surrendered to it, indorsed in blank, and in proper form for transfer; or

(2) Satisfactory evidence of the loss or destruction of the certificates and sufficient indemnity bond are furnished.

§ 3-213. Rights of successor

(a) A successor which acquires the stock of an objecting stockholder is entitled to any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under § 3-202 of this subtitle.

(b) After acquiring the stock of an objecting stockholder, a successor in a transfer of assets may exercise all the rights of an owner of the stock.

(c) Unless the articles provide otherwise, stock in the successor of a consolidation, merger, or share exchange otherwise deliverable in exchange for the stock of an objecting stockholder has the status of authorized but unissued stock of the successor. However, a proceeding for reduction of the capital of the successor is not necessary to retire the stock or to reduce the capital of the successor represented by the stock.